Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DYNA TEN CORPORATION,

COMFORT SYSTEMS USA, INC.,

CSUSA (20), INC.,

SCOTT BRADY, AS A SIGNING SHAREHOLDER,

AND

MARK NYQUIST, AS A SIGNING SHAREHOLDER AND

AS SHAREHOLDER REPRESENTATIVE

DATED AS OF APRIL 7, 2014

i

4.23	Bank Accounts; Powers of Attorney	27
4.24	Indebtedness	27
4.25	Subsidiaries and Predecessors	27
4.26	Financial Statements	27
4.27	Customers and Suppliers	28
4.28	Vote Required	28
4.29	WIP Schedule	28
4.30	Unclaimed Property	28
4.31	No Other Representations and Warranties	28

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE MERGER SUB	29
5.01	Organization and Corporate Power	29
5.02	Authority	29
5.03	Consents and Approvals	29
5.04	Brokers; Financial Advisors	29
5.05	Financing	30
5.06	Investment Representation	30

ARTICLE VI	COVENANTS OF THE COMPANY AND THE SIGNING SHAREHOLDERS	30
6.01	Conduct of the Business	30
6.02	Negative Covenants	30
6.03	Access to Books and Records	32
6.04	Conditions	32
6.05	Notification	32
6.06	Shareholder Approval	32
6.07	Signing Shareholder Actions	32
6.08	No Alternative Transactions	33

ARTICLE VII	COVENANTS OF THE PURCHASER	33
7.01	Access to Books and Records	33
7.02	Notification	34
7.03	Conditions	34
7.04	Contact with Customers and Suppliers	34
7.05	Director and Officer Indemnification and Insurance	34
7.06	Confidentiality Agreement	34
7.07	Life Insurance	34

ARTICLE VIII	TERMINATION	35
8.01	Termination	35
8.02	Effect of Termination	36

ARTICLE IX	TAX MATTERS	36
9.01	Tax Periods Ending on or Before the Closing Date	36
9.02	Tax Periods Beginning Before and Ending After the Closing Date	36
9.03	Cooperation on Tax Matters	37
9.04	Transfer Taxes	37
9.05	Contests	38
9.06	Amendments	38
9.07	Refunds	38
9.08	Section 338(h)(10)	38

9.09	Post-Closing Date Activities	41

ARTICLE X	INDEMNIFICATION	41
10.01	Indemnification and Payment of Damages by the Shareholders	41
10.02	Indemnification by the Purchaser	42
10.03	Claims	42
10.04	Notice and Defense of Certain Proceedings	43
10.05	Payment; Interest	44
10.06	Limitations	44
10.07	Exclusive Remedy	47

ARTICLE XI	SHAREHOLDER REPRESENTATIVE	47
11.01	Appointment	47
11.02	Certain Payments; Expenses	48
11.03	Indemnification	48
11.04	Liability	48
11.05	Distribution	49
11.06	Successor	49
11.07	Contribution	49

ARTICLE XII	CERTAIN SHAREHOLDER MATTERS	50
12.01	Noncompetition and Nonsolicitation	50
12.02	Confidential Information	51
12.03	Release	52
12.04	Certain Actions	52

ARTICLE XIII	MISCELLANEOUS	52
13.01	Entire Agreement; Assignment	52
13.02	Reformation and Severability	53
13.03	Notices	53
13.04	Governing Law	54
13.05	Interpretation	54
13.06	GAAP	54
13.07	Payments to Shareholders	55
13.08	Parties in Interest	55
13.09	Counterparts	55
13.10	Incorporation by Reference	55
13.11	Consent to Jurisdiction; Waiver of Jury Trial	55
13.12	Construction	55
13.13	Press Releases and Communications	55
13.14	Expenses	56
13.15	Certain Matters	56
13.16	Amendment and Waiver	56
13.17	Third-Party Beneficiaries	57
13.18	Further Assurances	57
13.19	Deliveries to the Purchaser	57
13.20	Specified Sections	57
13.21	Lease	57
13.22	Projections	57
13.23	Acknowledgement Regarding Gardere Wynne Sewell LLP	57
13.24	Certain Transaction Matters	58

SCHEDULES

Schedule A-1 — Certain Real Property Improvements
Schedule 2.04 — WIP Projects
Schedule 2.05(f) — Written-Off Receivables
Schedule 3.01(h) — Persons to Execute a Confidentiality, Non-Competition and Non-Solicitation Agreement
Schedule 3.01(i) — Persons to Provide Certain Acknowledgments
Schedule 4.02 — Capitalization
Schedule 4.04 — Consents and Approvals; No Violation
Schedule 4.06 — Certain Changes
Schedule 4.07 — Liabilities
Schedule 4.08(a) — Accounts Receivable
Schedule 4.08(b) — Notes Receivable
Schedule 4.08(c) — Costs in Excess of Billings
Schedule 4.08(d) — Retainage
Schedule 4.10 — Litigation
Schedule 4.11 — Tax Matters
Schedule 4.11(b) — Governmental Authority and Taxes
Schedule 4.12 — Employee Benefit Plans
Schedule 4.13 — Employment Matters
Schedule 4.14(a) — Material Contracts
Schedule 4.15 — Related Party Transactions — Contracts
Schedule 4.15(b) — Related Party Transactions — Assets
Schedule 4.16 — Compliance with Laws
Schedule 4.17 — Insurance
Schedule 4.18 — Intellectual Property
Schedule 4.19 — Environmental Matters
Schedule 4.20(a) — Real Property Leases
Schedule 4.20(b) — Real Property
Schedule 4.21 — Personal Property
Schedule 4.23 — Bank Accounts; Powers of Attorney
Schedule 4.24 — Indebtedness
Schedule 4.25 — Subsidiaries and Predecessors
Schedule 4.27 — Customers and Suppliers
Schedule 4.29 — WIP Schedule
Schedule 5.03 — Consents and Approvals
Schedule 6.02(g) — Tax Returns
Schedule 7.05(a) — Indemnification Agreements
Schedule 9.08(f) — Allocation of Total Allocable Price
Schedule 10.06(c) — Indemnification — Basket Amount
Schedule 10.06(d) — Indemnification — Cap
Schedule 12.01 — Noncompetition and Nonsolicitation

EXHIBITS

Exhibit A — Definitions
Exhibit B — Escrow Agreement
Exhibit C — GAAP Adjustments

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of April 7, 2014, is made by and among Dyna Ten Corporation, a Texas corporation (the “Company”), Comfort Systems USA, Inc., a Delaware corporation (the “Purchaser”), CSUSA (20), Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (the “Merger Sub”), Scott Brady and Mark Nyquist, for purposes of the Specified Sections (as defined below) only (each a “Signing Shareholder”), and Mark Nyquist in his capacity as representative for the Shareholders (as defined below) (in such capacity, the “Shareholder Representative”).  The Purchaser, the Merger Sub, the Company, the Signing Shareholders and the Shareholder Representative are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Purchaser desires to acquire 100% of the Company’s issued and outstanding Common Stock in a reverse triangular merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the respective boards of directors of the Purchaser, the Merger Sub and the Company have authorized, adopted and approved this Agreement and determined that this Agreement and the Merger are desirable and in the best interests of their respective entities and shareholders; and

WHEREAS, capitalized terms used and not otherwise defined herein shall have the meanings set forth in Exhibit A.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
THE MERGER

1.01                        The Merger.

(a)                                 At the Effective Time, the Merger Sub shall merge with and into the Company (the “Merger”) in accordance with the Texas Business Organizations Code (the “TBOC”) and the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of the Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)                                 At the Closing, the Company and the Merger Sub shall cause certificates of merger (in such forms as the Purchaser and the Shareholder Representative shall agree) to be executed and filed with the Secretary of State of the State of Delaware and the State of Texas (collectively, the “Certificates of Merger”) and make all other filings or recordings required by the TBOC and the DGCL in connection with the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Texas or at such later time as is specified in such Certificate of Merger (the “Effective Time”).

(c)                                  The Merger will have the effects set forth in the TBOC, the DGCL and in this Agreement.

1.02                        Conversion of Common Stock.  At the Effective Time, pursuant to the Merger and without any action on the part of the holders thereof:

(a)                                 Except as otherwise provided in Section 2.07 and other than shares of Dissenting Stock, each share of the Company’s common stock, having no par value per share (the “Common Stock”), issued and outstanding immediately before the Effective Time shall be converted into the right to receive (without interest) in cash a share of the Merger Consideration equal to (i) the total Merger Consideration, divided by (ii) the total number of outstanding shares as of the Effective Time.

(b)                                 Each share of Common Stock shall be no longer outstanding and automatically be canceled and cease to exist, and each holder of a certificate representing shares of Common Stock (each a “Shareholder” and, collectively, the “Shareholders”) will cease to have any rights with respect thereto or to such Shareholder’s Common Stock, except the right to receive the Merger Consideration applicable to such shares.

(c)                                  Each share of Common Stock held immediately before the Effective Time by the Company as treasury stock shall be canceled, and no payment shall be made with respect thereto.

(d)                                 Each share of Common Stock, par value $0.001 per share, of the Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share, of the Surviving Corporation.

1.03                        Exchange of Certificates; Lost Certificates; Paying Agent.  At the Effective Time, each Shareholder whose shares of Common Stock are converted into the right to payment pursuant to Section 1.02 shall surrender to the Purchaser or its designee certificates representing the number of shares of Common Stock held by such Shareholder.  At and following the Closing, the Purchaser shall pay each Shareholder who has surrendered such Shareholder’s certificates representing shares of Common Stock the amount of cash to which such Shareholder is entitled pursuant to Section 1.02.  Surrendered certificates shall forthwith be canceled.  Until so surrendered and exchanged, each such certificate shall represent solely the right to receive the applicable portion of the Merger Consideration pursuant to Section 1.02, and the Surviving Corporation shall not be required to pay the Shareholder thereof its Pro Rata Share of the Merger Consideration to which such Shareholder would otherwise have been entitled.  Notwithstanding the foregoing, if any such certificate representing shares of Common Stock shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Shareholder claiming such certificate to be lost, stolen or destroyed and the providing of an Affidavit of Lost Certificate by such Shareholder, in form and substance reasonably satisfactory to the Purchaser, against any claim that may be made with respect to such certificate, the Purchaser shall issue, in exchange for such lost, stolen or destroyed certificate, the applicable Merger Consideration to be paid in respect of the shares of Common Stock represented by such certificate, as contemplated by this Article I.

1.04                        Certificate of Incorporation.  The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Legal Requirements.

1.05                        Bylaws.  The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Legal Requirements.

1.06                        Directors and Officers.  Effective at the Effective Time, the directors and officers of the Company shall resign.  From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Legal Requirements (or their earlier death, resignation or removal), the directors and officers of the Merger Sub at the Effective Time shall be the directors and officers, as applicable, of the Surviving Corporation.

1.07                        Buy-Sell Agreements.  At the Effective Time, each Buy-Sell Agreement shall automatically be terminated and no longer effective, and each provision therein under which the Company or any Shareholder may have any rights as a result of or in connection with the Transactions shall be irrevocably waived.

ARTICLE II
THE CLOSING; MERGER CONSIDERATION ADJUSTMENTS; DISSENTING STOCK; WITHHOLDING RIGHTS

2.01                        The Closing.  The closing of the Transactions (the “Closing”) shall take place at the offices of Gardere Wynne Sewell LLP, at 1601 Elm Street, Suite 3000, Dallas, Texas 75201, at 10:00 a.m. on or before the second Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article III (other than those to be satisfied at the Closing) or on such other date as is mutually agreeable to the Parties.  The date and time of the Closing are referred to herein as the “Closing Date.”  The Parties contemplate that executed versions of the documents required to be delivered at Closing by the Parties may be delivered by facsimile or e-mail transmissions, in which case the originals of such documents will be delivered by overnight courier.

2.02                        The Closing Transactions.  Subject to the terms and conditions set forth in this Agreement, the Parties shall cause the following to occur on the Closing Date:

(a)                                 the Company and the Merger Sub shall cause the Certificates of Merger to be executed and filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas;

(b)                                 the Purchaser shall deliver the Closing Cash Consideration by wire transfer of immediately available funds to the Shareholders (other than to the Shareholders who own shares of Dissenting Stock) to the account(s) designated by the Shareholders;

(c)                                  the Purchaser shall pay the Transaction Expenses that are identified in writing to the Purchaser at least three Business Days before the Closing Date, by wire transfer of immediately available funds to the account(s) designated by each Person to whom such Transaction Expenses are to be paid;

(d)                                 the Purchaser shall deliver to the Escrow Agent the Indemnity Escrow Amount for deposit into an account (the “Indemnity Escrow Account”), and the Shareholder Representative Escrow Amount for deposit into a separate account (the “Shareholder Representative Escrow Account”), established pursuant to the terms of the Escrow Agreement;

(e)                                  each Shareholder shall deliver to the Purchaser one or more certificates representing the number of shares of Common Stock held by such Shareholder as of immediately before the Effective Time or Affidavits of Lost Certificate in form and substance reasonably satisfactory to the Purchaser; and

(f)                                   the Purchaser, the Merger Sub, the Company and the Shareholder Representative (on behalf of the Shareholders) shall make such other deliveries as are required by Article III.

2.03                        Working Capital Adjustment.

(a)                                 At least one, but not more than three, Business Days before the Closing Date, the Company shall prepare and deliver to the Purchaser, based on the Company’s books and records and other information then available, a good faith estimate of (i) the Target Working Capital (the “Estimated Target Working Capital”) and (ii) the Closing Working Capital (the “Estimated Closing Working Capital”). If the Estimated Closing Working Capital (y) is less than the Estimated Target Working Capital, the Closing Cash Consideration shall be reduced by an amount equal to such deficiency, or (z) exceeds the Estimated Target Working Capital, the Closing Cash Consideration shall be increased by an amount equal to such excess.

(b)                                 On the morning of the first Business Day following the Closing Date, the Shareholder Representative and the Purchaser shall cause a physical inventory of the Surviving Corporation’s assets to be conducted by the Surviving Corporation’s employees.  Within 60 days following the Closing Date, the Shareholder Representative, on behalf of the Shareholders, shall prepare (or caused to be prepared), in accordance with GAAP, a calculation of the Closing Working Capital and the Target Working Capital, which shall take into account such physical inventory, and shall, at that time, provide the Purchaser with such calculation (the “Proposed Statement”).

(c)                                  Within 45 days after receipt of the Proposed Statement, the Purchaser shall either accept the Proposed Statement, at which time the Closing Working Capital and the Target Working Capital set forth in the Proposed Statement shall become final and binding on the Parties, or certify to the Shareholder Representative the Purchaser’s alternate calculation of the Closing Working Capital and the Target Working Capital (the “Purchaser’s Statement”).  If the Purchaser fails to accept the Proposed Statement or deliver to the Shareholder Representative the Purchaser’s Statement within such 45-day period, the Proposed Statement shall become final and binding on the Parties.

(d)                                 The Shareholder Representative and the Purchaser shall then make good faith efforts to meet and resolve the differences between the Proposed Statement and the Purchaser’s Statement.  If within 30 days after receipt by the Shareholder Representative of the Purchaser’s Statement, such Parties have been unable to reach agreement, such Parties shall engage the Resolving Accountant to calculate the Closing Working Capital and the Target Working Capital, and shall direct the Resolving Accountant to make its determination within 30 days of its engagement.  The Closing Working Capital and the Target Working Capital shall, as determined by the Resolving Accountant, be final and binding on the Parties; provided that the Closing Working Capital and Target Working Capital selected by the Resolving Accountant be either the Closing Working Capital and Target Working Capital set forth in the Proposed Statement or the Purchaser’s Statement.  The Resolving Accountant shall certify its decision in writing to the Purchaser and the Shareholder Representative.  The fees, costs and expenses of the Resolving Accountant shall be borne by the Shareholders if the Purchaser’s Statement is determined by the Resolving Accountant as the most accurate, or shall be borne by the Purchaser if the Proposed Statement is determined by the Resolving Accountant as the most accurate.

(e)                                  After the Closing Working Capital (“Final Closing Working Capital”) and the Target Working Capital (the “Final Target Working Capital”) amounts become final and binding on the Parties pursuant to Section 2.03(c) or Section 2.03(d) (the “Determination Date”),

(i)                                     the following shall occur with respect to the Final Target Working Capital:

(A)                               if the Final Target Working Capital is less than the Estimated Target Working Capital, the Purchaser shall pay to each Shareholder his Pro Rata Share of such excess; or

(B)                               if the Final Target Working Capital exceeds the Estimated Target Working Capital, the Shareholders shall pay such shortfall to the Purchaser; and

(ii)                                  the following shall occur with respect to the Final Closing Working Capital:

(A)                               if the Final Closing Working Capital is less than the Estimated Closing Working Capital, the Shareholders shall pay such shortfall to the Purchaser; or

(B)                               if the Final Closing Working Capital exceeds the Estimated Closing Working Capital, the Purchaser shall pay to each Shareholder his Pro Rata Share of such excess.

Each payment due pursuant to this Section 2.03(e)(i) and Section 2.03(e)(ii), if any, shall be netted against each other, and only one payment shall be due and payable.

(f)                                   Any amount owed pursuant to Section 2.03(e) (i) shall be made within five Business Days following the Determination Date by wire transfer of immediately available funds to the account(s) designated by the Purchaser and/or the Shareholder Representative (and if owed by the Shareholders, shall be paid to the Purchaser from Indemnity Escrow Funds to the extent funds are available therefor up to a maximum of $250,000, and any excess amount owed to the Purchaser and not paid from the Indemnity Escrow Funds pursuant to the foregoing shall be paid to the Purchaser directly from each Shareholder (on a joint and several basis) based on each Shareholder’s Pro Rata Share of such obligation) and (ii) that are not paid within five

Business Days following the Determination Date shall earn interest at an annual rate of 4%, compounded quarterly, from the Determination Date until paid.

(g)                                  The Purchaser and the Shareholder Representative shall give each other timely access to all documents, contracts and records related to the calculation of all amounts contemplated by this Section 2.03, and if such access is not given timely, the time periods set forth in this Section 2.03 shall be extended as reasonably necessary to make the calculations contemplated in this Section 2.03.

2.04                        WIP Adjustment to Merger Consideration.

(a)                                 As promptly as practical after the 18-month period following the Closing Date (the “Adjustment Date”), but in no event later than 60 days after the Adjustment Date, the Parties shall perform an analysis (the “WIP Analysis”) of the accruals with respect to the contracts set forth on Schedule 2.04 and any other customer contracts entered into after the date of this Agreement and before the close of business on the Closing Date (collectively, the “WIP Projects”).  The WIP Analysis shall show the amount (the “WIP Adjustment”) by which the Company’s net earnings as of the Closing were overstated or understated by reason of any improper accruals of revenues and expenses on the WIP Projects as of the Closing (as if the final amounts had been known as of the Closing).  The WIP Analysis as of the Adjustment Date shall cover the WIP Projects completed on or before the Adjustment Date.  The WIP Adjustment shall be determined on an aggregate basis netting out over and under accruals.  The WIP Adjustment shall be calculated on a contract-by-contract basis using the following formula:

WIP Adjustment	=	Final Revenue Earned	x	(	Cost to Date @ Closing Date Final Total Costs	)	-	Revenue Earned @ Closing Date	-	Any loss that would have been accrued as of Closing Date in accordance with GAAP

For example, if at the Closing the Company has earned $800,000 of revenues and accrued $600,000 of expenses with respect to a particular project and upon completion of the project, total revenues are $1,000,000 and total costs are $650,000, the WIP Adjustment with respect to that project would be positive $123,077, reflecting the additional margin that would have been reflected as of the Closing.  Also, for example, if at the Closing, the Company has recognized $800,000 of revenues and incurred $600,000 of expenses with respect to a particular project, and upon completion of the project, total revenues earned are $1,000,000 and total expenses are $1,100,000, the WIP Adjustment with respect to that project would be negative $300,000, composed of $200,000 in margin that had been incorrectly recognized as of the Closing plus $54,546 representing the amount of the loss that had been spent before the Closing, plus $45,454 representing the amount of expected loss that would have been accrued pursuant to GAAP as of the Closing for the project.

(b)                                 Based on the WIP Analysis and within 60 days after the Adjustment Date, the Shareholder Representative, on behalf of the Shareholders, shall provide the Purchaser with its calculation of the WIP Adjustment (the “Proposed WIP Statement”), and the Purchaser shall either accept the Proposed WIP Statement, which will then be deemed final and binding on the

Parties, or provide to the Shareholder Representative the Purchaser’s alternate calculation of the WIP Adjustment (the “Purchaser’s WIP Statement”).  If the Purchaser fails to accept the Proposed WIP Statement or deliver to the Shareholder Representative the Purchaser’s WIP Statement within 45 days of receipt of the Proposed WIP Statement, the Proposed WIP Statement shall be final and binding on the Parties.

(c)                                  The Purchaser and the Shareholder Representative shall then make good faith efforts to meet and resolve any differences between the Proposed WIP Statement and the Purchaser’s WIP Statement.  If within 30 days after receipt by the Shareholder Representative of the Purchaser’s WIP Statement, the Purchaser and the Shareholder Representative have been unable to reach agreement, such Parties shall engage the Resolving Accountant to calculate the WIP Adjustment, and shall direct the Resolving Accountant to make its determination within 30 days of its engagement.  The WIP Adjustment determined by the Resolving Accountant shall be final and binding on the Parties; provided that, the WIP Adjustment amount calculated by the Resolving Accountant shall be either the WIP Adjustment amount set forth in the Proposed WIP Statement or the Purchaser’s WIP Statement.  The Resolving Accountant shall certify its decision in writing to the Purchaser and the Shareholder Representative.  The fees, costs and expenses of the Resolving Accountant shall be borne by the Shareholders if the Purchaser’s WIP Statement is determined by the Resolving Accountant as the most accurate, or shall be borne by the Purchaser if the Proposed WIP Statement is determined by the Resolving Accountant as the most accurate.

(d)                                 After the WIP Adjustment (the “Final WIP Adjustment”) has been determined as final and binding on the Parties pursuant to Section 2.04(b) or Section 2.04(c) (the “WIP Adjustment Determination Date”), the following shall occur:

(i)                                     If the Final WIP Adjustment is a negative amount, the Shareholders shall pay to the Purchaser such amount (as a positive number) through a distribution from the Indemnity Escrow Funds to the extent funds are available therefor up to a maximum of $2,500,000, and any excess amount owed to the Purchaser and not paid from the Indemnity Escrow Funds pursuant to the foregoing shall be paid to the Purchaser directly from each Shareholder (on a joint and several basis) based on each Shareholder’s Pro Rata Share of such obligation; or

(ii)                                  If the Final WIP Adjustment is a positive amount, the Purchaser shall pay to each Shareholder his Pro Rata Share of the total amount reflected by the Final WIP Adjustment.

(e)                                  Any amounts owed pursuant to this Section 2.04 (i) shall be paid within five days following the WIP Adjustment Determination Date by wire transfer of immediately available funds to the account(s) designated by the Purchaser and/or the Shareholder Representative (and if owed by the Shareholders shall be paid to the Purchaser from the Indemnity Escrow Funds to the extent funds are available therefor) and (ii) that are not paid within five days following the WIP Adjustment Determination Date shall earn interest at an annual rate of 4%, compounded quarterly, from the WIP Adjustment Determination Date until paid.

(f)                                   The Purchaser and the Shareholder Representative shall give each other timely access to all documents, contracts and records related to the calculation of the WIP Adjustment, and if such access is not given timely, the time periods set forth in this Section 2.04 shall be extended as reasonably necessary to make the calculations contemplated in this Section 2.04.

(g)                                  Notwithstanding the above, if any WIP Project is not completed by the Adjustment Date, there shall be a separate WIP Analysis and WIP Adjustment with respect thereto as promptly as practicable, but in no event later than 60 days, after its completion, which shall be governed in accordance with the provisions of Section 2.04(a) through Section 2.04(f), which are hereby incorporated into this Section 2.04(g), mutatis mutandis.

2.05                        Other Adjustments to Merger Consideration.

(a)                                 Medical Insurance Benefit Plan Reserve. On August 31, 2015, the Shareholder Representative, on behalf of the Shareholders, shall prepare (or cause to be prepared) and deliver to the Purchaser a statement setting forth (i) the amount included in the calculation of the Closing Working Capital with respect to the Company’s self-funded medical insurance Benefit Plan minus (ii) the amount paid by the Company after the Closing with respect to participant claims under such Benefit Plan made for services provided on or before the Closing Date (the “Reserve Difference”).  Within five days of the delivery of such statement, (y) if the Reserve Difference is a positive number, the Purchaser shall pay to each Shareholder his Pro Rata Share of the Reserve Difference, and (z) if the Reserve Difference is a negative number, each Shareholder shall pay to the Purchaser his Pro Rata Share of such amount.  Notwithstanding the foregoing, if on August 31, 2015 any participant claims under the Company’s self-funded medical insurance Benefit Plan related to services provided on or before the Closing Date remain subject to dispute or are being negotiated, the Reserve Difference shall be calculated and paid excluding from such calculation and payment all amounts related to such disputed or negotiated claims.  Not later than five days after each such disputed or negotiated claims has been resolved, the Purchaser shall pay to each Shareholder his Pro Rata Share of, or the Purchaser shall pay to each Shareholder, as applicable, any additional amounts that would have been included in the original payment of the Reserve Difference had such claims been resolved as of August 31, 2015.

(b)                                 Vendor Rebates.  To the extent not included in the Closing Working Capital, following the Closing Date, and within ten days of receipt, the Purchaser shall remit to each Shareholder his Pro Rata Share of all rebates received after the Closing Date from the Company’s vendors that relate to rebates earned by the Company for periods up to and including the Closing Date, excluding any rebates earned by the Company under the Purchaser’s vendor rebate program.

(c)                                  Property Casualty Policy Reserve.  As soon as practicable after the Closing, the Shareholder Representative, on behalf of the Shareholders, shall prepare (or cause to be prepared) and deliver to the Purchaser a statement setting forth (i) the amount included in the calculation of the Closing Working Capital for pre-paid property and casualty insurance minus (ii) the amount actually owed to the carrier under such policy for periods up to and including the Closing Date (the “Pre-Paid Insurance Difference”).  Within five days of the delivery of such statement, (y) to the extent the Pre-Paid Insurance Difference is a positive number, the Purchaser shall pay to each Shareholder his Pro Rata Share of such amount, and (z) to the extent the Pre-Paid Insurance Difference is a negative number, each Shareholder shall pay to the Purchaser his Pro Rata Share of such amount.

(d)                                 Over-Accrued Taxes.

(i)                                     On or before January 31, 2015, the Shareholder Representative, on behalf of the Shareholders, shall prepare (or cause to be prepared) and deliver to the Purchaser a statement setting forth (A) the aggregate of all accruals for Taxes included in the calculation of the Closing Working Capital minus (B) the amount actually paid or payable by the Company for such Taxes with respect to the Pre-Closing Tax Period (the “Tax Accruals Difference”).  Within 20 days of the delivery of such statement, (1) to the extent the Tax Accruals Difference is a positive number and the Purchaser agrees with the Shareholder Representative’s statement, the Purchaser shall pay to each Shareholder his Pro Rata Share of such amount, and (2) to the extent such amount is a negative number and the Purchaser agrees with the Shareholder Representative’s statement, each Shareholder pay to the Purchaser his Pro Rata Share of such amount.

(ii)                                  If the Purchaser disputes the amount of the Tax Accruals Difference set forth in the Shareholder Representative’s statement within such 20-day period, the Purchaser shall provide the Shareholder Representative with its calculation of the Tax Accruals Difference within ten days of such 20-day period.  Upon delivery of the Purchaser’s calculation to the Shareholder Representative, the Purchaser and the Shareholder Representative shall make good faith efforts to meet and resolve their differences, and if they cannot resolve their differences within 30 days of the expiration of such ten-day period, the Purchaser and the Shareholder Representative shall promptly engage the Resolving Accountant, and shall direct the Resolving Accountant to make a final and binding calculation of the Tax Accruals Difference within 30 days of its engagement; provided that the Tax Accruals Difference shall be either the calculation submitted by the Purchaser or the calculation submitted by the Shareholder Representative.  The fees, costs and expenses of the Resolving Accountant shall be borne by the Purchaser if the Resolving Accountant determines that the Shareholder Representative’s calculation of the Tax Accruals Difference is the most accurate, or shall be borne by the Shareholders if the Resolving Accountant determines that the Purchaser’s calculation of the Tax Accruals Difference is the most accurate.

(iii)                               Within 20 days after the Tax Accruals Difference has been determined by the Resolving Accountant, (1) if the Tax Accruals Difference is a positive number, the Purchaser shall pay to each Shareholder his Pro Rata Share of such amount, and (2) if the Tax Accruals Difference is a negative number, each Shareholder shall pay to the Purchaser his Pro Rata Share of such amount.

(e)                                  Pre-Paid Life Insurance.  To the extent not included in the Closing Working Capital, within ten days of receipt, the Purchaser shall remit to each Shareholder his Pro Rata Share of any refunded amount received by the Company after the Closing in respect of the termination of (i) the Transamerica Life Insurance Company life insurance policy on Mark Nyquist’s life with a benefit of $5,000,000 and (ii) the The Lincoln National Life Insurance

Company life insurance policy on Scott Brady’s life with a benefit of $5,000,000, pursuant to Section 7.07.

(f)                                   Certain Payments.  Notwithstanding any provision herein to the contrary, if any of the accounts receivables of the Company that have been written-off by the Company and set forth on Schedule 2.05(f) are not included in the Final Closing Working Capital and are received after the Closing by the Surviving Corporation or its Subsidiaries, or by the Purchaser on behalf of the Company, such payment shall promptly be forwarded to the Shareholders (based on each Shareholder’s Pro Rata Share of such amount).

(g)                                  Certain Matters.

(i)                                     The Purchaser and the Shareholder Representative shall give each other timely access to all documents, contracts and records as reasonably necessary in connection with the calculation of all amounts contemplated by this Section 2.05, and if such access is not given timely, the time periods set forth in this Section 2.05 shall be extended as reasonably necessary to make the calculations contemplated in this Section 2.05.

(ii)                                  Notwithstanding any provision herein to the contrary, any amounts owed pursuant to this Section 2.05 (A) shall be paid by wire transfer of immediately available funds to the account(s) designated by the Shareholder Representative or the Purchaser, as applicable, (B) by the Shareholders shall be paid from the Indemnity Escrow Funds and (C) that are not paid within five days following the due date for such amount shall earn interest at an annual rate of 4%, compounded quarterly, from the date due and payable until paid. If the Indemnity Escrow Funds are insufficient to pay any amount owed to the Purchaser under this Section 2.05, any excess amount shall be paid to the Purchaser directly from each Shareholder (on a joint and several basis) based on each Shareholder’s Pro Rata Share of such obligation.

(h)                                 Indemnified Receivables.  All right, title and interest in and to any Indemnified Receivables for which the Shareholders indemnify the Purchaser pursuant to Section 10.01(d) shall hereby be deemed automatically assigned and transferred by the Purchaser to the Shareholders, who may seek collection of such Indemnified Receivables in the discretion of the Shareholder Representative, provided that in seeking collection the Shareholders shall not unreasonably harm the Company’s relationships with current customers.

2.06                        Earn-Out.

(a)                                 Calculation of Earn-Out.  As part of the Merger Consideration, the Purchaser shall pay to the Shareholders additional amounts as follows (each, an “Earn-Out Payment”):

(i)                                     If the Company’s After-Tax Net Earnings during the first 12 months following the Closing Date exceed the Earn-Out Threshold, then the Purchaser shall pay to the Shareholders an amount equal to 80% of such excess.

(ii)                                  If the Company’s After-Tax Net Earnings during the second 12-month period following the Closing Date exceed the Earn-Out Threshold, then the Purchaser shall pay to the Shareholders an amount equal to 65% of such excess.

(iii)          If the Company’s After-Tax Net Earnings during the third 12-month period following the Closing Date exceed the Earn-Out Threshold, then the Purchaser shall pay to the Shareholders an amount equal to 50% of such excess.

(b)           Maximum Cap on Earn-Out. Notwithstanding anything herein to the contrary, the combined total of all Earn-Out Payments made to the Shareholders pursuant to Section 2.06(a) shall not exceed $4,000,000.

(c)           Payment of Earn-Out.  On or before 60 days following the end of each of the first, second, and third 12-month period described in Section 2.06(a)(i)-(iii), the Shareholder Representative shall deliver to the Purchaser a written calculation of the applicable Earn-Out Payment due to the Shareholders under Section 2.06(a)(i), (ii) or (iii), if any.

(d)           Resolution of Dispute.  If the Purchaser disputes the Shareholder Representative’s calculation of an Earn-Out Payment, the Purchaser shall so notify the Shareholder Representative within 45 days after receipt of the Shareholder Representative’s written calculation referred to in Section 2.06(c), and shall promptly thereafter submit to the Shareholder Representative the Purchaser’s calculation of such Earn-Out Payment.  If the Purchaser does not submit such calculation to the Shareholder Representative within such 45-day period, the Shareholder Representative’s calculation shall be deemed accepted and shall be final and binding on the Parties.  If the Purchaser disputes the Shareholder Representative’s calculation, the Purchaser and the Shareholder Representative shall then make a good faith effort to meet and resolve any differences between the Purchaser’s calculation and the Shareholder Representative’s calculation.  If within 30 days after receipt of the Purchaser’s calculation, the Purchaser and the Shareholder Representative have been unable to reach agreement, the Purchaser and the Shareholder Representative shall promptly engage the Resolving Accountant to determine whether the Purchaser’s or the Shareholder Representative’s calculation is most accurate, and shall direct the Resolving Accountant to make its determination within 30 days of its engagement.  The Resolving Accountant shall certify this decision in writing to the Parties, and shall have no choice but to select either the Purchaser’s calculation in its entirety or the Shareholder Representative’s calculation in its entirety (there shall be no award of pre-judgment interest).  The Resolving Accountant’s determination shall be final and binding on the Parties.  The fees, costs and expenses of the Resolving Accountant, including any attorneys’ or experts’ fees related thereto, shall be borne by the non-prevailing Party.

(e)           Payment.  Within ten days after an Earn-Out Payment is finally determined pursuant to Section 2.06(d), the Purchaser will pay the Earn-Out Payment, if any, to the Shareholders, based on each Shareholder’s Pro Rata Share of the Earn-Out Payment, by wire transfer of immediately available funds.

(f)            Post-Closing Operation of the Company. Subject to the terms of this Agreement, after the Closing, the Purchaser shall have sole discretion with regard to all matters relating to the operation of the Company and shall have no obligation to operate the Company in order to achieve any Earn-out Payment or to maximize the amount of any Earn-out Payment; provided, that the Purchaser shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding or reducing any of the Earn-out Payments hereunder.

2.07        Dissenting Stock.

(a)           Notwithstanding any provision of this Agreement to the contrary, shares of Common Stock issued and outstanding immediately before the Effective Time that are held by any Shareholder who is entitled to demand and properly demands appraisal of such shares (collectively, the “Dissenting Stock”) pursuant to, and who complies with, the provisions of Subchapter H of Chapter 10 of the TBOC (“Subchapter H”) will not be converted into the right to receive the consideration as provided in Section 1.02 but instead such Shareholder will be entitled to payment of the fair value of such shares in accordance with the provisions of Subchapter H.  At the Effective Time, the Dissenting Stock will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Dissenting Stock will cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Subchapter H.  Notwithstanding any provision herein to the contrary, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Subchapter H, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Subchapter H, then the right of such holder to be paid the fair value of such holder’s shares of Common Stock under Subchapter H will cease and such shares will be deemed to have been converted at the Effective Time into, and will have become, the right to receive the consideration as provided in Section 1.02.

(b)           The Company shall give prompt notice to the Purchaser of any demands for appraisal of any shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the TBOC received by the Company, and the Purchaser will have the right to participate in all negotiations and proceedings with respect to such demands.

ARTICLE III
CONDITIONS TO CLOSING

3.01        Conditions to the Purchaser’s and the Merger Sub’s Obligations.  The obligations of the Purchaser and the Merger Sub to consummate the Transactions are subject to the satisfaction of the following conditions immediately before the Effective Time:

(a)           The representations and warranties set forth in Article IV of this Agreement (i) shall have been, if qualified as to materiality or Material Adverse Effect, true and correct and, if not so qualified, shall have been true and correct in all material respects, as of the date of this Agreement (except for such representations and warranties that address matters only as of a particular date, which shall only be true and correct (or true and correct in all material respects, as applicable), as of such date), and (ii) shall be, if qualified as to materiality or Material Adverse Effect, true and correct and, if not so qualified, shall be true and correct in all material respects, as of the Closing Date as though made on the Closing Date except (A) for such representations and warranties that address matters only as of a particular date, which shall only be true and correct (or true and correct in all material respects, as applicable), as of such date, and (B) for changes contemplated by this Agreement.

(b)           The Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or before the Closing;

(c)           All consents which are set forth on Schedule 4.04 shall have been obtained;

(d)           No action or proceeding before any Governmental Authority shall be pending wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of the Transactions, declare unlawful the Transactions or cause the Transactions to be rescinded;

(e)           The Purchaser shall have received each of the following:

(i)            a certificate of the Company, dated as of the Closing Date, stating that the conditions specified in Sections 3.01(a) and 3.01(b), as they relate to the Company, have been satisfied;

(ii)           a certificate signed by the Secretary of the Company, dated as of the Closing Date, certifying as to (a) the full force and effect of the articles of incorporation and bylaws (or equivalent governing documents) of each of the Company and its Subsidiary attached to such certificates as exhibits, (b) the accuracy and full force and effect of resolutions adopted by the Company Board regarding this Agreement and the Transactions and attached as one or more exhibits to such certificate and (c) the names and signatures of the officers of the Company authorized to sign this Agreement;

(iii)          a certificate (in such form as may be reasonably requested by counsel to the Purchaser) conforming to the requirements of Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h); and

(iv)          a consent on IRS Form 8023 executed by each Shareholder  and his or her spouse consenting to the Section 338(h)(10) Election (provided, however, that notwithstanding any provision herein to the contrary, neither the Company nor any Shareholder shall have any liability to the Purchaser or the Merger Sub if this condition is not satisfied because less than all of the Shareholders executed such election).

(f)            The Certificates of Merger shall have been duly filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas;

(g)           Mark Nyquist and Scott Brady shall have each executed an Employment Agreement in a form that is mutually satisfactory to such Person and the Purchaser;

(h)           The Persons set forth on Schedule 3.01(h) shall have each executed a Confidentiality, Non-Competition and Non-Solicitation Agreement in a form that is mutually satisfactory to such Person and the Purchaser;

(i)            Each Shareholder has acknowledged in writing that he is bound by the terms of this Agreement, including Article XII for the time period set forth on Schedule 3.01(i);

(j)            The Escrow Agreement shall have been executed by the Escrow Agent and the Shareholder Representative and shall have been delivered to the Purchaser;

(k)           The Company shall have delivered to the Purchaser the written resignation of each director and officer of the Company to be effective as of the Effective Time;

(l)            Since the date of this Agreement and through the Closing, the Company shall not have experienced a Material Adverse Effect;

(m)          No Indebtedness shall be outstanding and unpaid; and

(n)           The holders of no more than 5% of the outstanding shares of Common Stock as of immediately before the Effective Time, in the aggregate, shall have demanded (and shall not have waived or withdrawn their) appraisal rights pursuant to Subchapter H with respect to such shares of Common Stock.

3.02        Conditions to the Company’s Obligations.  The obligation of the Company to consummate the Transactions, and the obligation of the Signing Shareholders to perform the covenants set forth in the Specified Sections, is subject to the satisfaction of the following conditions immediately before the Effective Time:

(a)           The representations and warranties set forth in Article V of this Agreement (i) shall have been, if qualified as to materiality or material adverse effect, true and correct and, if not so qualified, shall have been true and correct in all material respects, as of the date of this Agreement (except for such representations and warranties that address matters only as of a particular date, which shall only be true and correct (or true and correct in all material respects, as applicable), as of such date), and (ii) shall be, if qualified as to materiality or Material Adverse Effect, true and correct and, if not so qualified, shall be true and correct in all material respects, as of the Closing Date as though made on the Closing Date except (A) for such representations and warranties that address matters only as of a particular date, which shall only be true and correct (or true and correct in all material respects, as applicable), as of such date, and (B) for changes contemplated by this Agreement;

(b)           The Purchaser and the Merger Sub shall have performed in all material respects all the covenants and agreements required to be performed by them under this Agreement at or before the Closing;

(c)           All consents which are set forth on Schedule 4.04 shall have been obtained;

(d)           No action or proceeding before any Governmental Authority shall be pending wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of the Transactions, declare unlawful the Transactions or cause the Transactions to be rescinded;

(e)           The Purchaser shall have delivered to the Company and the Shareholder Representative (on behalf of the Shareholders) a certificate, dated as of the Closing Date, stating that the conditions specified in Sections 3.02(a) and 3.02(b) have been satisfied;

(f)            The Purchaser shall have delivered to the Company and the Shareholder Representative (on behalf of the Shareholders) a certificate signed by the Secretary of the

Purchaser certifying as to (i) the full force and effect of the certificate of incorporation and bylaws (or equivalent governing documents) of the Purchaser attached to such certificate as exhibits, (ii) the accuracy and full force and effect of resolutions adopted by the board of directors of the Purchaser regarding this Agreement and the Transactions and attached as one or more exhibits to such certificate and (iii) the names and signatures of the officers of the Purchaser authorized to sign this Agreement;

(g)           The Purchaser shall have delivered to the Company and the Shareholder Representative (on behalf of the Shareholders) a certificate signed by the Secretary of the Merger Sub certifying as to (i) the full force and effect of the certificate of formation and bylaws of the Merger Sub attached to such certificate as exhibits, (ii) the accuracy and full force and effect of resolutions adopted by the board of directors of the Merger Sub and the sole shareholder of the Merger Sub regarding this Agreement and the Transactions and attached as one or more exhibits to such certificate and (iii) the names and signatures of the officers of the Merger Sub authorized to sign this Agreement;

(h)           The Closing Cash Consideration, the Escrow Amount and the Shareholder Representative Escrow Amount shall have been delivered by the Purchaser pursuant to the terms of this Agreement;

(i)            The Certificates of Merger shall have been duly filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas;

(j)            The Escrow Agreement shall have been executed by the Escrow Agent and the Purchaser and shall have been delivered to the Company;

(k)           The holders of no more than 5% of the outstanding shares of Common Stock as of immediately before the Effective Time, in the aggregate, shall have demanded (and shall not have waived or withdrawn their) appraisal rights pursuant to Subchapter H with respect to such shares of Common Stock;

(l)            Mark Nyquist and Scott Brady shall have each executed an Employment Agreement in a form that is mutually satisfactory to such Person and the Purchaser;

(m)          The Purchaser shall have delivered to the Company a resale exemption certificate with respect to the Company’s inventory, in a form reasonably acceptable to the Company; and

(n)           The Purchaser has, or has caused the Surviving Corporation to, obtain or maintain insurance policies for directors’ and officers’ liability, errors and omissions and pollution coverage, with such terms (including coverage periods) that are mutually satisfactory to the Purchaser and the Shareholder Representative, for the benefit of the Persons who are the beneficiaries of such types of policies that are maintained by the Company immediately prior to the Closing.

3.03        Other Conditions.  The obligation of each of the Company, the Purchaser and the Merger Sub to consummate the Transactions is subject to the satisfaction of the following conditions as of immediately before the Effective Time:

(a)           The Company shall have obtained the Shareholder Approval in accordance with the Company’s articles of incorporation and the TBOC and no Change in Board Recommendation shall have occurred; and

(b)           This Agreement shall not have been terminated in accordance with Section 8.01.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the representations and warranties set forth in this Article IV to the Purchaser and the Merger Sub (all references to “Company” in this Article IV include the Company’s subsidiary Dyna Ten Maintenance Services, LLC (“DTMS”) except to the extent specifically excluded or except as otherwise clearly required by the context). The Company has delivered to the Purchaser the schedules to this Agreement referred to in this Article IV on the date hereof (collectively, the “Disclosure Schedules”).

4.01        Organization and Qualification.  The Company is a corporation, and DTMS is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Texas.  Except for DTMS, the Company has no Subsidiaries. The Company has all requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated. DTMS has all requisite limited liability company power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated. Correct and complete copies of the articles of incorporation (certified as of a recent date by the Secretary of State of the State of Texas) and bylaws of the Company, with all amendments thereto through the date of this Agreement, have been made available by the Company to the Purchaser.  Correct and complete copies of the articles of formation (certified as of a recent date by the Secretary of State of the State of Texas) and operating agreement of DTMS, with all amendments thereto through the date of this Agreement, have been made available by the Company to the Purchaser. The business and activities of each of the Company and DTMS, as currently conducted, do not require either the Company or DTMS to be qualified to do business in any foreign jurisdiction.

4.02        Capitalization.

(a)           The authorized capital stock of the Company consists of 1,000,000 shares of Common Stock, 990,000 shares of which are issued and outstanding as of the date of this Agreement, and 10,000 shares of which are held by the Company in treasury.  The Shareholders are the sole and exclusive record and beneficial owners and holders of, and have good, valid and indefeasible record and beneficial title to, the Common Stock, free and clear of any Encumbrances (other than pursuant to the Buy-Sell Agreements).  All shares of Common Stock and any other securities of the Company outstanding as of the date of this Agreement, and the record owners thereof as of the date of this Agreement, are set forth in Schedule 4.02.  Immediately after the Closing, the Purchaser shall be the sole and exclusive record and beneficial holder and owner of the Common Stock, free and clear of all Encumbrances (other than those created by the Purchaser).  There are no outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Company to purchase or otherwise acquire any security of or equity interest in the Company.  There are no outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind obligating the Company to issue any securities of the Company, or irrevocable proxies or any agreements restricting the transfer of or otherwise relating to the Common Stock.  All of the shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights or similar rights except as set forth in the Buy-Sell Agreements.  All dividends and other distributions declared before the date hereof with respect to the issued and outstanding shares of the Common Stock have been paid or distributed.

(b)           The Company owns all of the outstanding membership interests in DTMS, free and clear of all Encumbrances. There are no outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, DTMS or the Company to purchase or otherwise acquire any membership interest in DTMS. There are no are no outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind obligating the DTMS to issue any membership interest in DTMS, or irrevocable proxies or any agreements restricting the transfer of or otherwise relating to the membership interests in DTMS.

4.03        Authority.  The Company has the right, power and authority to execute and deliver this Agreement, to perform the obligations hereunder and to consummate the Transactions.  This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

4.04        Consents and Approvals; No Violation.  Except for the filing of the Certificates of Merger and as set forth on Schedule 4.04, no filing or registration with or notice to, and no permit, authorization, consent or approval of, any Person is necessary for the Company to execute this Agreement or to consummate the Transactions.  Except as set forth on Schedule 4.04, neither the execution and delivery of this Agreement, the performance of the obligations hereunder, nor the consummation of the Transactions will, as of the Closing Date: (a) conflict with or result in any breach of any provision of the articles of incorporation or the bylaws of the Company or any resolution adopted by the Company Board or the Shareholders, or conflict with or result in any breach of any provision of the articles of formation or the operating agreement of DTMS or any resolution adopted by the Company as DTMS’s sole member; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract to which the Company or DTMS is a party or by which any of their respective properties or assets may be bound; (c) give rise to any Encumbrance on any of the properties or assets of the Company or DTMS; or (d) except as would not reasonably be expected to have a Material Adverse Effect, violate any Legal Requirement applicable to the Company or DTMS.

4.05        Books and Records.  The books of account, minute books and share record books of the Company, all of which have been made available to the Purchaser, are complete and correct in all material respects and have been maintained in accordance with Legal Requirements.  The minute books of the Company contain accurate and complete records of all corporate action taken by the Company Board and the Shareholders.  No corporate action has been taken for which minutes or resolutions which were required to be, but have not been, prepared and are not contained in such minute books.

4.06        Absence of Certain Changes.  Except as set forth on Schedule 4.06, since the Balance Sheet Date, the Company has conducted its business only in the Ordinary Course of Business and there has not been:

(a)           any Material Adverse Effect;

(b)           any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the properties or business of the Company;

(c)           other than in the Ordinary Course of Business, any increase in or creation of compensation payable or to become payable by the Company to any of its directors, officers, employees, or agents in any stock option, bonus payment, service award, pension, retirement, severance, savings, insurance, expense allowance, or other plan, agreement, or arrangement made to or with any of them;

(d)           other than in the Ordinary Course of Business, any sale, assignment, lease, transfer, license, abandonment or other disposition by the Company of any interest in its assets;

(e)           any declaration, setting aside, or payment of any dividend or other distribution (including distributions of property and assets) in respect of the capital stock of the Company, or any direct or indirect redemption, retirement, purchase or other acquisition by the Company of any such capital stock;

(f)            any stock dividend, stock split, reorganization, recapitalization or other change of any type whatsoever in the outstanding capital stock of the Company;

(g)           any amendment to the articles of incorporation or bylaws of the Company;

(h)           any change in the accounting methods followed by the Company;

(i)            any entry into, termination (other than expiration) or receipt of notice of termination of any Material Contract, except in the Ordinary Course of Business;

(j)            any payment of any obligation or Liability other than current liabilities or obligations disclosed in the Company’s books and records and current liabilities or obligations incurred since the Balance Sheet Date in the Ordinary Course of Business;

(k)           any incurrence, other than obligations or Liabilities incurred in the Ordinary Course of Business, of any obligations or Liabilities;

(l)            any waiver, cancellation, writing off or writing down, other than in the Ordinary Course of Business, of any rights or claims of the Company;

(m)          any material change in the manner of the Company’s billings or the credit terms made available by the Company, to any of its customers;

(n)           any failure to replenish inventories and supplies other than in the Ordinary Course of Business;

(o)           made or rescinded any material Tax election or settled or compromised any material Liability as it relates to Taxes (“Tax Liability”);

(p)           except for Permitted Encumbrances, allowed any Encumbrance to be imposed upon any of the assets, properties or rights of the Company;

(q)           any default on any material obligation or obligations;

(r)            any entry into any transaction not in the Ordinary Course of Business;

(s)            any entry into any new line of business or acquisition of any business organization or division thereof;

(t)            except as otherwise permitted by this Agreement or to the extent such amounts do not exceed $1,000 in each individual transaction or with respect to the Real Property Leases, any loan or advance of any money or other property to, or entry into any other transaction with, any Company employee or Affiliate of the Company;

(u)           any establishment, adoption, entry into, amendment or termination of any compensation plan, agreement, program, policy, trust or fund of the Company;

(v)           any settlement of any litigation providing for injunctive or other equitable relief;

(w)          any entry into any joint venture, partnership or similar arrangement for the conduct of business;

(x)           any capital expenditures, or agreements to make any new capital expenditures, in excess of $50,000;

(y)           except in the Ordinary Course of Business, any delay or postponement of any payment of accounts payable and other Liabilities; or

(z)           any authorization or commitment to do any of the foregoing actions.

4.07        Absence of Undisclosed Liabilities.  Except (a) as and to the extent accrued or reserved against in the balance sheet included in the Year-end Financial Statements as of December 31, 2013, (b) to the extent arising after the Balance Sheet Date, incurred in the Ordinary Course of Business and accrued or reserved against in the books and records of the

Company, (c) as expressly provided for in any of the Company’s Contracts and which are not required to be included on a balance sheet in accordance with GAAP, or (d) as disclosed on Schedule 4.07, the Company does not have any Liabilities of the type required to be included on a balance sheet in accordance with GAAP.

4.08        Accounts Receivable.

(a)           Except for the amounts set forth on Schedule 4.08(a), all accounts receivable of the Company (the “Accounts Receivable”) are reflected properly on the Company’s books and records and represent legal, valid, binding and enforceable obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.  The Accounts Receivable are current and will be collected in full within twelve (12) months after the Closing Date, except for bad debt and write-offs that are within the levels of reserves as of the Closing for the same.  There is no contest, claim or right of set-off other than returns in the Ordinary Course of Business under any Contract with any obligor of any Accounts Receivable relating to the amount or validity of such Accounts Receivable.

(b)           Except for the amounts set forth on Schedule 4.08(b), all notes receivable of the Company (the “Notes Receivable”) are reflected properly on the Company’s books and records and represent legal, valid, binding and enforceable obligations owed to the Company arising from the Company’s Ordinary Course of Business.  The Notes Receivable are current and will be collected in full within twelve (12) months after the Closing Date.  There is no contest, claim or right of set-off with any obligor of any Note Receivable relating to the amount or validity of such Note Receivable.

(c)           Except for the amounts set forth on Schedule 4.08(c), all costs in excess of billings of the Company are reflected properly on the Company’s books and records, and these costs in excess of billings will, after being billed, represent legal, valid, binding and enforceable obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.  There is no contest, claim or right of set-off under any Contract with any obligor relating to the amount or validity of these costs in excess of billings.

(d)           Except for the amounts set forth on Schedule 4.08(d), all retainage of the Company is reflected properly on the Company’s books and records, and this retainage represents legal, valid, binding, and enforceable obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.  There is no contest, claim, or right of set-off under any Contract with any obligor relating to the amount or validity of this retainage.

4.09        Inventory.  Since the Balance Sheet Date, no inventory has been sold or disposed of, except through sales in the Ordinary Course of Business.  All inventory of the Company consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below standard quality which in each case have been written off or written down to net realizable value as reflected in the Financial Statements.

4.10        Litigation.  Except as set forth on Schedule 4.10, there are no actions, suits, claims, investigations, reviews or other proceedings pending or, to the Knowledge of the

Company, threatened against the Company, or involving any of its properties or assets, at law or in equity, before or by any Governmental Authority (a “Proceeding”).  Except as set forth on Schedule 4.10, since January 1, 2004, the Company has not been subject to any formal or informal order, decree, consent, agreement, memorandum of understanding or enforcement action with any Governmental Authority and, to the Knowledge of the Company, was not subject thereto before January 1, 2004.

4.11        Tax Matters.  Except as disclosed on Schedule 4.11:

(a)           All Tax Returns required to be filed by or on behalf of the Company have been timely filed.  Such Tax Returns were correct and complete in all material respects and have been prepared in compliance in all material respects with all applicable material Legal Requirements.  All Taxes due and owing by or with respect to the Company for the periods covered by such Tax Returns (whether or not shown on any Tax Return) have been paid or are adequately reserved for on the Company’s books and records.  With respect to the periods for which Tax Returns have not been filed, the Company has established adequate reserves for the payment of all Taxes.  The Company is currently not the beneficiary of any extension of time within which to file any Tax Return.  Except for claims resolved before January 1, 2009, no written claim has ever been made to the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)           No deficiencies for any Taxes have been proposed, asserted, or assessed against the Company that are not adequately provided for on the Company’s books and records and no request for waivers of the time to assess any such Taxes has been granted or are pending.  Except as set forth on Schedule 4.11(b), the Company is not involved with any Governmental Authority in any audit examination, deficiency or refund litigation or material matter in controversy with respect to any Taxes.  All Taxes due by the Company with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.  The Company has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)           None of the assets or properties of the Company is subject to any Tax lien, other than Permitted Encumbrances, and those that may thereafter be paid without penalty or the validity of which are being contested in good faith by appropriate proceedings and for which adequate provisions are being maintained.

(d)           The Company has (i) collected and withheld all Taxes that it has been required to collect or withhold in connection with any amounts paid or owing to any employee, independent contractor, creditor, Shareholder or other Person and (ii) has timely submitted and paid all such collected and withheld amounts to the appropriate Governmental Authorities.  Except as may reasonably be expected to result in a Material Adverse Effect, the Company is in compliance with the back-up withholding and information reporting requirements under (i) the Code and the rules and regulations promulgated thereunder and (ii) all other applicable Legal Requirements.

(e)           The Company has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since June 26, 1980.  Since the effective date of the Company’s election to be taxed in accordance with Subchapter S of the Code, the Shareholders and the Company have not taken any action or failed to take any action that would result in the Company failing to qualify pursuant to Subchapter S of the Code.

4.12        Employee Benefit Plans.  The following statements are true and correct:

(a)           Schedule 4.12 lists each deferred compensation plan, bonus and incentive arrangement, stock option plan, restricted stock arrangement, “cafeteria plan” as described in Section 125 of the Code and any other “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) maintained by the Company or to which the Company contributes or is required to contribute and all other similar plans, programs and arrangements (the “Benefit Plans”).

(b)           Except as disclosed on Schedule 4.12, no Benefit Plan provides for continuing benefits or coverage for any participant, beneficiary or former employee after such participant’s or former employee’s termination of employment, except as may be required by Section 4980B of the Code or ERISA.

(c)           All of the Benefit Plans and any related funding instruments comply, and have complied during the applicable statute of limitations, both as to form and operation in all material respects with the provisions of ERISA, the Code and with all other applicable Legal Requirements.

(d)           The Company has never maintained or contributed to, and has not participated in or agreed to participate in, a multi-employer plan (as defined in Section 3(37) of ERISA), and the Company could not have any Liability under any such multi-employer plan.

(e)           Except as set forth on Schedule 4.12, there are no Proceedings pending with respect to or under any Benefit Plan other than routine claims for plan benefits, and there are no disputes or Proceedings pending or, to the Knowledge of the Company, threatened with respect to any the Benefit Plans.

(f)            Except as set forth on Schedule 4.12, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any payment to be made by the Company or the Purchaser (including severance, unemployment compensation, golden parachute (as defined in Section 280G of the Code) or otherwise) becoming due to any employee of the Company or (ii) increase or vest any benefits otherwise payable under any Benefit Plan.  No Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been materially modified (as defined under Section 409A of the Code) on or after October 3, 2004 and all such nonqualified deferred compensation plans have been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 through the Closing Date.

(g)           The Company has a sufficient accrual for liabilities that have been incurred but have not yet been paid or otherwise recorded with respect to the self-insurance portion of the Benefit Plans.

4.13        Employment Matters.

(a)           Except as disclosed on Schedule 4.13, the Company is not a party to any Contracts granting benefits or rights to employees or consultants, any collective bargaining agreement or any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any other Governmental Authority.  There are no unfair labor practice complaints pending against the Company before the National Labor Relations Board and no similar claims pending before any other Governmental Authority and, to the Knowledge of the Company, no such claims are threatened.  There is no activity or Proceeding of any labor organization (or representative thereof) or employee group to organize any employees of the Company, nor any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees.  The Company is in material compliance with all applicable Legal Requirements respecting employment and employment practices and terms and conditions of employment and wages and hours, and the Company is not engaged in any unfair labor practices. Without limiting the foregoing, the Company is in compliance with the Immigration Reform and Control Act of 1986 and maintains a current Form I-9, as required by such Act, in the personnel file of each Employee.

(b)           The Company has made available to the Purchaser a correct and complete list of all employees of the Company, together with each employee’s rate of compensation, bonuses since January 1, 2011 and, if applicable, the amount of any unpaid bonuses, vacation or other payments or benefits attributable to such employee as of December 31, 2013, and such unpaid commitments are fully reflected in the Financial Statements.

4.14        Contracts.

(a)           Schedule 4.14(a) contains a listing of all Material Contracts to which the Company is a party or is otherwise subject or by which the Company is bound.  Correct and complete copies of all of the Material Contracts on Schedule 4.14(a) have been delivered to the Purchaser.

(b)           Each Material Contract is in full force and effect and is a valid and binding obligation of the Company.  Neither the Company nor, to the Knowledge of the Company, any other party to any Material Contract is in breach or violation of, or default under, or has repudiated any provision of, any Material Contract.  None of the parties to the Material Contracts has given written notice to the Company of its intent to cancel or terminate such Material Contract or otherwise materially alter its relationship with the Company in the future and, to the Knowledge of the Company, none of such parties has communicated an intent to do so.

4.15        Related Party Transactions.  Except as set forth on Schedule 4.15, there are no Contracts between or among the Company (whether on its own behalf or in its capacity as trustee or custodian for the funds of any employee benefit plan (as defined in ERISA)) and any Shareholder or any Affiliate of any Shareholder.  Except as disclosed on Schedule 4.15(b), no Shareholder or any Affiliate of any Shareholder owns any asset used in, or necessary to, the business of the Company.

4.16        Compliance with Laws.

(a)           Except as set forth on Schedule 4.16, the Company is not in material default with respect to or in violation of any applicable Legal Requirement.  The Company has all material Governmental Authorizations required to conduct its business as it is now being conducted, and the consummation of the Transactions will not constitute a material violation of the terms and conditions of any Governmental Authorizations.  Except as set forth on Schedule 4.16, immediately following the consummation of the Transactions, the Company will have the same rights as it had immediately before the consummation of the Transactions in such Governmental Authorizations without impairment or change of any kind.

(b)           All required filings with respect to the Governmental Authorizations required by the Company to conduct its business have been timely made and all required applications for renewal thereof have been timely filed.  All such Governmental Authorizations are in full force and effect and there are no Proceedings pending or, to the Knowledge of the Company, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

(c)           In the conducting the business of the Company, neither the Company nor any of its directors, officers, employees, or agents, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment, or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company (or assist in connection with any actual or proposed transaction), or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any such purpose.

(d)           None of the representations or warranties contained in this Section 4.16 shall be deemed to relate to any matters addressed more specifically by the representations or warranties set forth in another Section of this Article IV, including Section 4.11, Section 4.12, Section 4.13 and Section 4.19.

4.17        Insurance.

(a)           Schedule 4.17 contains a description of all policies of property, fire and casualty, product liability, workers’ compensation, liability and other forms of insurance owned or held by the Company or otherwise insuring the Company or its assets or businesses.  Such description provides reasonably complete details concerning such policies, identifying among other things, (i) the issuer of each such policy, (ii) the amount of coverage still available and outstanding under each such policy, (iii) whether each such policy is a “claims made” or an “occurrences” policy and (iv) any retrospective premium adjustments.  Correct and complete copies of such policies have been made available to the Purchaser.

(b)           Except as set forth on Schedule 4.17, neither the Company nor any Shareholder has received (i) any notice of cancellation of any policy described in Section 4.17(a) or refusal of coverage thereunder, (ii) any written notice that the issuer of any such policy has filed for protection under applicable bankruptcy or other insolvency laws or is otherwise in the process of liquidating or has been liquidated or (iii) any other written notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations or plans to raise the premiums for or materially alter the coverage thereunder.

4.18        Intellectual Property.

(a)           Schedule 4.18 sets forth a list of all names, trade names, fictitious business names, brand names, registered and unregistered trademarks, service marks and applications and all patents and patent applications owned by the Company and/or used in connection with its business. The Company is authorized to use or has purchased and maintains licenses for all of its software used in connection with its business and has maintained reasonable evidence of such purchases.

(b)           The Company directly or indirectly owns, or is licensed or otherwise possesses rights to use, all Intellectual Property used in its business as currently conducted, and no Person has delivered written notice challenging, and to the Knowledge of the Company no Person is infringing, the Intellectual Property of the Company.  The Company has not received any written notice of any claim that the conduct of its business infringes upon or violates the Intellectual Property rights of any other Person, and, to the Knowledge of the Company, the conduct by the Company of its business does not so infringe upon or violate any patent, copyright, trademark or other proprietary right of any other Person.

4.19        Environmental Matters.  Except as set forth on Schedule 4.19:

(a)           Since January 1, 2004, neither the Company, nor, to its Knowledge, any of its Business Facilities is in violation of, or has violated or has been or is in material non-compliance with, any Environmental Laws in connection with the ownership, use, maintenance or operation of, or conduct of the business of, the Company or any of its Business Facilities.

(b)           Since January 1, 2004, to the Knowledge of the Company, no Materials of Environmental Concern have been released by the Company or are present on or under any Business Facility in quantities or concentrations that exceed any applicable standard established by Environmental Laws, and the Company has not received any written notice of any release or threatened release of Materials of Environmental Concern, or of any Remediation obligation under Environmental Laws or Environmental Permits, relating to the ownership, use, maintenance or operation of any Business Facility of the Company.

(c)           The Company is not subject to any consent order, compliance order or administrative order relating to or issued under any Environmental Law, or any pending or, to the Knowledge of the Company, threatened Environmental Claims.

(d)           Since January 1, 2004, to the Company’s Knowledge, other than in material compliance with applicable Legal Requirements, no Materials of Environmental Concern generated from any Business Facility, or for which the Company arranged for disposal (collectively, the “Specified Materials”), have been treated, stored, disposed of or released at a location that is subject to an existing claim under Environmental Laws as a result of such treatment, storage, disposal or release of the Specified Materials.

(e)           Since January 1, 2004, the Company has not voluntarily undertaken Remediation of any Business Facility or other site, or entered into any agreement for the payment of costs associated with such activity, and there are no Liabilities arising out of or relating to Environmental Laws to which the Company has agreed to assume or satisfy.

(f)            Except as would not reasonably be expected to result in a Material Adverse Effect, the Company has filed and/or maintained all notices, notifications, financial assurance, environmental management plans, worker protection plans, applications or other documents or instruments that are required to be maintained or filed by the Company pursuant to Environmental Laws for the operation of its business or the ownership or operation of any Business Facility.

4.20        Real Property.

(a)           The Company has made available to the Purchaser correct and complete copies of all real property leases to which the Company is a party, together with all amendments and supplements thereto and modifications thereof (the “Real Property Leases”).  A list of the Real Property Leases is set forth on Schedule 4.20(a).  All of the Real Property Leases are legally valid and binding and in full force and effect, and there are no defaults by the Company thereunder or, to the Knowledge of the Company, by any other party thereto.  No leasehold or other interest of the Company in real property is subject or subordinate to any Encumbrance, except (a) as described on Schedule 4.20(a), (b) mortgages or security interests shown as securing specified Liabilities with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, and (c) Permitted Encumbrances.

(b)           Schedule 4.20(b) contains a true and complete list (including legal descriptions) of all real property owned by the Company (the “Real Property”).  The Company has good and marketable title to the Real Property, free and clear of any Encumbrances except (i) as described on Schedule 4.20(b), (ii) mortgages or security interests shown as securing specified Liabilities with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, and (iii) Permitted Encumbrances.  The Company (A) does not currently lease all or any part of the Real Property to any other Person and (B) has not received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Real Property.

4.21        Personal Property.  Schedule 4.21 lists all equipment and other tangible personal property that (a) is owned or leased by the Company and (b) has a book value of at least $20,000.  The Company has made available to the Purchaser correct and complete copies of all leases pertaining to the personal property listed on Schedule 4.21, all of which are legally valid and binding and in full force and effect, and there are no defaults by the Company thereunder or, to the Knowledge of the Company, by any other party thereto.  No interest of the Company in tangible personal property is subject or subordinate to any Encumbrance (other than Permitted Encumbrances), except as described on Schedule 4.21.  None of the rights of the Company under any such leasehold or other interest in tangible personal property will be impaired by the consummation of the Transactions, and all of such rights will be enforceable by the Company after the Closing without the consent or agreement of any other Person, except for consents and agreements specifically described on Schedule 4.21. Except as set forth in Schedule 4.21, the properties and assets owned, leased or licensed by the Company include all properties and assets used in the Company’s business and are sufficient for the conduct of the Company’s business as currently conducted.

4.22        Brokers; Financial Advisors.  The Company has not employed any investment bank, financial advisor, broker or finder or incurred any liability for any investment bank, financial advisory, brokerage or finders’ fees or commission in connection with the Transactions.

4.23        Bank Accounts; Powers of Attorney.  Schedule 4.23 sets forth (a) the name of each bank, savings and loan, credit union or other financial institution in which the Company has any account, certificate of deposit or other investment or safe deposit box, the style and number of each such account or safe deposit box and the names of all Persons authorized to draw thereon or have access thereto and (b) the name of each Person holding a general or special power of attorney from the Company and a summary of the terms thereof.

4.24        Indebtedness.  The Company does not have any Indebtedness other than as set forth on Schedule 4.24.

4.25        Subsidiaries and Predecessors.  Schedule 4.25 sets forth a list of all names of all predecessors of the Company, all names under which the Company does business and any other entity from which the Company previously acquired significant assets other than in the Ordinary Course of Business.  Except as set forth on Schedule 4.25, the Company does not own any interest in any other entity.

4.26        Financial Statements.

(a)           Complete and correct copies of the following financial statements have been made available to the Purchaser:

(i)            the balance sheets of the Company and its Subsidiary as of December 31, 2013, 2012 and 2011 and the related statements of profit and loss for the one-year periods ended December 31, 2013, 2012 and 2011, together with the related notes and schedules (such balance sheets and statements of profit and loss and the related notes and schedules are referred to herein as the “Year-end Financial Statements”); and

(ii)           the balance sheet of the Company and its Subsidiary as of February 28, 2014 (the “Balance Sheet Date”) and the related statement of profit and loss for the two-month period ended February 28, 2014 (such balance sheet and statement of profit and loss, the “Interim Financial Statements”).  The Year-end Financial Statements and the Interim Financial Statements are collectively referred to herein as the Financial Statements (the “Financial Statements”).

(b)           The Financial Statements have been prepared from, and are consistent with, the books and records of the Company and its Subsidiary in conformity with GAAP and present fairly in all material respects the financial position and results of operations of the

Company and its Subsidiary as of the dates of such statements and for the periods covered thereby (subject to, in the case of the Interim Financial Statements, normal year-end audit adjustments consistent with prior periods and the absence of notes).  The books of account of the Company and its Subsidiary have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of the Company and its Subsidiary have been properly recorded therein in all material respects.

4.27        Customers and Suppliers.  Schedule 4.27 sets forth a complete and accurate list of (a) the Company’s ten largest customers (measured by aggregate billings) during 2013, indicating the existing contracts with each such customer by product or service provided, and (b) the Company’s ten largest suppliers of materials, products or services (measured by the aggregate amount purchased by the Company) during 2013, indicating the Contracts for continued supply from each such supplier.  None of such customers or suppliers has given written notice to the Company of its intent to cancel, terminate or otherwise materially alter (including any material reduction in the rate or amount of sales or purchasers or material increase in the prices charged or paid, as the case may be) its relationship with the Company and, to the Knowledge of the Company, none of such parties has communicated an intent to do so.

4.28        Vote Required.  The Shareholder Approval is the only approval of the Shareholders that is necessary to approve this Agreement and the Transactions.

4.29        WIP Schedule.  A work in progress schedule for the Company’s customer contracts as of February 28, 2014 is attached as Schedule 4.29 (the “WIP Schedule”).  Except as set forth in Schedule 4.29, the WIP Schedule, in the aggregate, fairly represents as of February 28, 2014, in all material respects, the total estimated contract costs, earned revenues to date, estimated gross profits (in dollar and in percentage), and actual gross profit recognized to date (in dollars).

4.30        Unclaimed Property.  The Company does not have assets that constitute unclaimed property under applicable Legal Requirements.

4.31        No Other Representations and Warranties.  The Purchaser acknowledges and agrees that by virtue of the Merger, except as set forth in this Agreement, the Purchaser is acquiring the Company’s and its Subsidiary’s assets and business in their “AS IS, WHERE IS” condition and state of repair, and with all faults and defects, and that, except for the representations and warranties contained in this Article IV (including the related portions of the Disclosure Schedules), neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company or the Shareholders made available to the Purchaser and its Representatives or as to the future revenue, profitability or success of the Company, or as to the assets, business or prospects of the Company, or any representation or warranty arising from statute or otherwise in law.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE MERGER SUB

Each of the Purchaser and the Merger Sub hereby makes the representations and warranties set forth in this Article V to the Company and the Shareholders (including the Shareholder Representative).

5.01        Organization and Corporate Power.  Each of the Purchaser and the Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to enter into and carry out its obligations under this Agreement.  The Merger Sub is a newly formed corporation that is directly wholly-owned by the Purchaser.  The Merger Sub was formed solely for purposes of engaging in the Merger, and has no operations or assets, other than as required for state law minimum capitalization.

5.02        Authority.  The execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions have been duly and validly authorized and approved by each of the Purchaser’s and the Merger Sub’s board of directors and by the Merger Sub’s sole shareholder, and no further corporate actions or proceedings on the part of the Purchaser or the Merger Sub or their stockholders are necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the Transactions.  This Agreement has been duly executed and delivered by each of the Purchaser and the Merger Sub and constitutes the legal, valid and binding agreement of each of the Purchaser and the Merger Sub enforceable against each of the Purchaser and the Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

5.03        Consents and Approvals.  Except as set forth on Schedule 5.03, no filing or registration with, and no permit, authorization, consent or approval of, any Person is necessary for the Purchaser or the Merger Sub to execute this Agreement and consummate the Transactions.  Except as would not reasonably be expected to have a material adverse effect on the Purchaser’s or the Merger Sub’s ability to consummate the Transactions or set forth on Schedule 5.03, neither the execution and delivery of this Agreement, the performance of the obligations hereunder nor the consummation of the Transactions will, as of the Closing Date:  (a) conflict with or result in any breach of any provision of the certificate of incorporation and bylaws of the Purchaser or the Merger Sub or any resolution adopted by the board of directors or stockholders of the Purchaser or the Merger Sub; (b) result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which the Purchaser or the Merger Sub is a party or by which any of the Purchaser’s or the Merger Sub’s properties or assets may be bound; or (c) violate any Legal Requirement applicable to the Purchaser or the Merger Sub.

5.04        Brokers; Financial Advisors.  Neither the Purchaser nor the Merger Sub has employed any investment bank, financial advisor, broker or finder or incurred any liability for any investment bank, financial advisory, brokerage or finders’ fees or commission in connection with the Transactions.

5.05        Financing.  The Purchaser and the Merger Sub have, in the form of cash on hand together with amounts available for borrowing under the Purchaser’s existing credit arrangements, sufficient funds to pay all amounts due pursuant to Article II and to otherwise consummate the Transactions.

5.06        Investment Representation.  The Purchaser is acquiring the shares of Common Stock solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the shares of Common Stock are not registered under the Securities Act or any state securities laws, and that the shares of Common Stock may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser is able to bear the economic risk of holding the Common Stock for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

ARTICLE VI
 COVENANTS OF THE COMPANY AND THE SIGNING SHAREHOLDERS

6.01        Conduct of the Business.  From the date hereof until the Effective Time, the Company shall conduct its business in the Ordinary Course of Business in accordance with applicable Legal Requirements and, except as contemplated by this Agreement, the Company shall use commercially reasonable efforts to preserve intact the present business organization of the Company, to keep available the services of the current officers, employees, consultants and contractors of the Company and maintain satisfactory relationships with customers, suppliers and other Persons with which the Company has significant business relations.

6.02        Negative Covenants.  From the date hereof until the Effective Time, except as otherwise contemplated by this Agreement, consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned) or required by applicable Legal Requirements, the Company shall not  directly or indirectly do any of the following:

(a)           amend or otherwise change its governing documents;

(b)           issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or Encumbrance of any capital stock or other ownership interest (including any phantom interest), of the Company or any revenue or profit-sharing interest in respect of the Company;

(c)           reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(d)           (i) acquire or invest in any Person or division thereof; (ii)  issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any Person, or make any loans or advances (except with respect to loans to employees not exceeding $1,000 in each case); (iii) enter into or amend any Material Contract, other than in the Ordinary Course of Business; (iv) authorize any capital expenditure is in excess of $50,000 individually or $250,000 in the aggregate; or (v) increase or change any assumptions underlying, or methods of calculating, any bad debt, contingency or other reserves;

(e)           increase (with respect to the top 25 employees of the Company only), defer or fail to pay the compensation payable or to become payable to its officers, employees, agents or consultants or grant any severance or termination pay to any director, officer or employee, or establish, adopt, enter into, terminate, fail to renew or amend any employee benefit plan, collective bargaining or other Contract, trust, fund or policy for the benefit of any director, officer, manager, employee or independent contractor;

(f)            make any change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance or Tax procedures or practices;

(g)           except as set forth on Schedule 6.02(g), (i) make or alter any Tax election, settle or compromise any Tax liability, file any amended Tax Return or file any Tax Return being filed late (taking into account any validly obtained extensions of time to file) or surrender any right to claim a material Tax refund, offset, or other reduction in Tax liability or (ii) with the exception of items occurring as a result of the Merger, accelerate or move any Tax deduction, attribute or benefit to the Pre-Closing Tax Period or defer any Tax detriment or taxable income to the Post-Closing Tax Period, other than in the Ordinary Course of Business;

(h)           pay, discharge or satisfy any claim, Liability, or right (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business;

(i)            forgive, cancel or defer any indebtedness or waive any claims or rights of material value;

(j)            prepay any Liability having a fixed maturity of more than 90 days from the date such Liability was issued or incurred;

(k)           purchase or sell, transfer, license, lease or otherwise dispose of any material properties or assets (real, personal or mixed, tangible or intangible), other than the purchase and sale of inventory in the Ordinary Course of Business;

(l)            make or approve any write-off or write-down or any determination to write-off or write-down any of the assets or properties of the Company;

(m)          pay, loan or advance any amount to, or sell, transfer, license, lease or otherwise dispose of any properties or assets (real, personal or mixed, tangible or intangible) to, any of the Company’s current or former Shareholders, officers, directors, employees or consultants or any of their respective Affiliates, other than (i) cash compensation paid to officers, employees and consultants in the Ordinary Course of Business, (ii) advances for travel and other business-related expenses and (iii) payment under the Real Property Leases;

(n)           take any action that would or is reasonably likely to result in (i) any of the representations or warranties of the Company set forth in this Agreement being untrue in any material respect, (ii) the breach of any covenant of the Company set forth in this Agreement or (iii) any of the conditions to Closing set forth in this Agreement not being satisfied; or

(o)           agree or commit to do any of the foregoing.

6.03                        Access to Books and Records.  Subject to Section 7.05, from the date hereof until the Effective Time or the earlier termination of this Agreement, the Company shall provide the Purchaser and its Representatives with access at all reasonable times and upon at least two Business Days’ advance notice to the offices, properties, books and records of the Company in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company; provided that such access does not unreasonably interfere with the normal operations of the Company; provided further that all requests for access shall be directed to Mark Nyquist, Chief Executive Officer of the Company, or such other person as the Company may designate from time to time.

6.04                        Conditions.  The Company and the Signing Shareholders shall each use commercially reasonable efforts to cause the conditions set forth in Section 3.01 to be satisfied and to consummate the Transactions as soon as reasonably practicable after the satisfaction of the conditions set forth in Article III (other than those to be satisfied at the Closing); provided that neither the Company nor the Shareholder Representative or the Signing Shareholders shall be required to expend any funds to obtain any non-Party or governmental consents required under Section 3.01(c) or Section 3.03(b).

6.05                        Notification.  From the date hereof until the Closing, the Company shall disclose to the Purchaser in writing any material breaches of or inaccuracies in the representations and warranties contained in Article IV, and any other matters that would reasonably be likely to result in any of the conditions to closing set forth in this Agreement not to be satisfied, promptly upon discovery thereof; and, except for purposes of Section 3.01(a), such disclosures shall amend and supplement the attached Disclosure Schedules in the form of “Updated Schedules” delivered to the Purchaser; provided that the delivery of any notice pursuant to this Section 6.05, or any amendments or supplements to the attached Disclosure Schedules, shall be for informational purposes only, and shall not in any way be deemed to cure any inaccuracy or breach of any provision of this Agreement or in any way limit or affect any rights or remedies under this Agreement (including rights to indemnification).

6.06                        Shareholder Approval.  Within three days after the execution and delivery of this Agreement, the Company shall submit to all of the Shareholders information and documents relating to the terms of the Merger and this Agreement, in form and substance reasonably satisfactory to the Purchaser and its counsel, that shall satisfy all requirements of the TBOC. On or before April 29, 2014, at a duly called meeting of the Shareholders, the Company shall submit the terms of the Merger and this Agreement to the Shareholders for approval, unless unanimous written consent in lieu of a meeting is earlier obtained.

6.07                        Signing Shareholder Actions.  Each Signing Shareholder (a) shall vote his shares of Common Stock in favor of the Merger, and shall not permit any shares of Common Stock directly or indirectly beneficially owned or controlled by such Signing Shareholder to become Dissenting Stock, (b) shall execute a consent to the Section 338(h)(10) Election, and (c) agrees that at the Effective Time each Buy-Sell Agreement to which he is a party shall automatically be terminated and no longer effective, and hereby waives every provision therein under which such Signing Shareholder may  have any rights as a result of or in connection with the Transactions.

6.08        No Alternative Transactions.  Unless this Agreement shall have been terminated in accordance with its terms, neither the Company nor any Signing Shareholder shall (and the Company shall not permit its Subsidiary to), directly or indirectly, through any current or former shareholder, member, officer, director, manager, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or substantially all of the assets of, or a majority of the outstanding shares of capital stock of, the Company or its Subsidiary or any business combination with the Company or its Subsidiary that would result in a Person owning substantially all of the assets, or a majority of the outstanding capital stock, of the Company (an “Acquisition Proposal”), or participate in any negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate or negotiate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Company and each Signing Shareholder, as the case may be, shall notify the Purchaser immediately of any Acquisition Proposal made and shall, in any such notice to the Purchaser, indicate in reasonable detail the identity of the Person making such Acquisition Proposal and the terms and conditions of such Acquisition Proposal. If, at any time before obtaining the Shareholder Approval, the Company Board concludes in good faith, following consultation with its outside legal counsel, that the failure of the Company Board to make a Change in Board Recommendation would reasonably be expected to constitute a breach of its fiduciary obligations to the Shareholders under applicable Legal Requirements, then the Company Board may make a Change in Board Recommendation.  The Company and the Signing Shareholders shall not (and the Company shall not permit its Subsidiary to) release any Person from, or waive any provision of, any confidentiality, standstill or similar agreement to which the Company or its Subsidiary or any Signing Shareholder is a party or bound.

ARTICLE VII
COVENANTS OF THE PURCHASER

7.01        Access to Books and Records.  From and after the Closing, the Purchaser shall, and shall cause the Surviving Corporation to, provide the Shareholders (including the Shareholder Representative) and their agents with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice specifying the reason for seeking access, to the books and records of the Surviving Corporation and its Subsidiaries with respect to periods or occurrences before the Closing Date, and to employees of the Purchaser, the Surviving Corporation and their Affiliates for a reasonable, non-competitive purpose. Unless otherwise consented to in writing by the Shareholder Representative, neither the Purchaser nor the Surviving Corporation shall, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiary for any period before the Closing Date without first offering to surrender to the Shareholder Representative such books and records or any portion thereof which the Purchaser or the Surviving Corporation may intend to destroy, alter or dispose of.

7.02        Notification.  From the date hereof until the Closing Date, the Purchaser shall disclose to the Company and the Shareholder Representative in writing any material variances from the representations and warranties contained in Article V promptly upon discovery thereof, and the Purchaser shall promptly notify the Company and the Shareholder Representative if the Purchaser obtains knowledge that any representation and/or warranty of the Company in this Agreement or the attached Disclosure Schedules is not true and correct in all material respects, or if the Purchaser obtains knowledge of any material errors in, or omissions from, any Schedule to this Agreement; provided that the delivery of any notice pursuant to this Section 7.02 shall be for informational purposes only, and shall not in any way be deemed to cure any inaccuracy or breach of any provision of this Agreement or in any way limit or affect any rights or remedies under this Agreement (including rights to indemnification).

7.03        Conditions.  The Purchaser shall use commercially reasonable efforts to cause the conditions set forth in Section 3.02 to be satisfied and to consummate the Transactions as soon reasonably possible after the satisfaction of the conditions set forth in Article III (other than those to be satisfied at the Closing); provided that the Purchaser shall not be required to expend any funds to obtain any non-Party or governmental consents in connection therewith.

7.04        Contact with Customers and Suppliers.  The Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives or Affiliates (or its Affiliate’s Representatives to) contact any officer, director, employee, customer, supplier or other material business relation of the Company or its Subsidiary before the Closing without the prior written consent of the Company, other than in the Purchaser’s ordinary course of business.

7.05        Director and Officer Indemnification and Insurance.  All rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time before the date hereof or who becomes before the Closing Date, an officer or director of the Company, as provided in the articles of incorporation or bylaws of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof that are set forth on Schedule 7.05(a), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

7.06        Confidentiality Agreement.  Notwithstanding the terms thereof, the Confidentiality Agreement shall remain in effect upon execution of this Agreement and shall continue in full force and effect until the Effective Time.

7.07        Life Insurance.

(a)           At, or as soon as practicable after, the Closing, the Purchaser shall cause the Surviving Corporation to (i) transfer to Mark Nyquist (or his designee) the Transamerica Occidental Life Insurance Company life insurance policy on Mark Nyquist’s life with a benefit of $2,500,000 and (ii) terminate the Transamerica Life Insurance Company life insurance policy on Mark Nyquist’s life with a benefit of $5,000,000.

(b)           At, or as soon as practicable after, the Closing, the Purchaser shall cause the Surviving Corporation to (i) transfer to Scott Brady (or his designee) the Transamerica Occidental Life Insurance Company life insurance policy on Scott Brady’s life with a benefit of $2,500,000 and (ii) terminate the The Lincoln National Life Insurance Company life insurance policy on Scott Brady’s life with a benefit of $5,000,000.

ARTICLE VIII
TERMINATION

8.01        Termination.  This Agreement may be terminated at any time before the Effective Time as follows and in no other manner:

(a)           by mutual written consent of the Purchaser and the Merger Sub, on the one hand, and the Company, on the other hand;

(b)           by the Purchaser and the Merger Sub on the one hand, or by the Company, on the other hand, upon the issuance by a court of competent jurisdiction or other governmental body of an order, decree or ruling or their taking of any other action restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or any other action shall have become final and non-appealable;

(c)           by the Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, if the Closing shall not have occurred on or before the date that is 60 days after the date of this Agreement, or such later date as may have been agreed upon in writing by the Parties; provided, however, that no termination may be made under this provision (i) by the Company if the failure to close shall be caused by the action or inaction of the Company or any Signing Shareholder or (ii) by the Purchaser or the Merger Sub if the failure to close shall be caused by the action or inaction of the Purchaser or the Merger Sub;

(d)           by the Purchaser and the Merger Sub, upon a breach of any covenant or agreement on the part of the Company or any Signing Shareholder set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the condition set forth in Sections 3.01(a) and 3.01(b) could not be satisfied; provided, however, that, if such breach is curable by the Company (or any Signing Shareholder, as applicable) through the exercise of commercially reasonable efforts, the Purchaser and the Merger Sub may not terminate this Agreement under this Section 8.01(d) until the expiration of 30 days after providing written notice of such breach to the Company (or any Signing Shareholder, as applicable) so long as the Company (or any Signing Shareholder, as applicable) continues to exercise commercially reasonable efforts to cure such breach; or

(e)           by the Company, upon a breach of any covenant or agreement on the part of the Purchaser or the Merger Sub set forth in this Agreement, or if any representation or warranty of the Purchaser or the Merger Sub shall have become untrue, in either case such that the condition set forth in Section 3.02(a) and 3.02(b) would not be satisfied; provided, however, that, if such breach is curable by the Purchaser and the Merger Sub through the exercise of commercially reasonable efforts, the Company may not terminate this Agreement under this Section 8.01(e) until the expiration of 30 days after providing written notice of such breach to the

Purchaser so long as the Purchaser and the Merger Sub continue to exercise reasonable commercially efforts to cure such breach.

8.02        Effect of Termination.  If this Agreement is terminated pursuant to Section 8.01, the provisions of this Agreement will immediately become void and of no further force or effect (other than Section 7.06, this Section 8.02 and Article XIII, which will survive the termination of this Agreement in accordance with their terms), and there will be no liability on the part of any Party to any other Party, except for knowing or willful breaches of the covenants contained in this Agreement (including the failure of a Party to consummate the Transactions following the satisfaction of all the conditions to such Party’s obligations under Article III) before the time of such termination.  Nothing in this Article VIII will be deemed to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement.

ARTICLE IX
TAX MATTERS

9.01        Tax Periods Ending on or Before the Closing Date.  The Shareholders shall prepare or cause to be prepared all Tax Returns for the Company for all periods ending on or before the Closing Date (a “Pre-Closing Tax Period”) that are due after the Closing Date, including any short-period return resulting from the Transactions.  Such Tax Returns shall be prepared in a manner consistent with the Company’s prior practice.  With respect to all such Tax Returns (excluding the Company’s Form 1120S, U.S. corporation Tax Return) (a) the Shareholder Representative shall provide copies of such Tax Returns to the Purchaser for review at least 30 days before the due date (or in the case of non-income Tax Returns, a reasonable number of days before the filing due date) and shall make such revisions to such Tax Returns as are reasonably requested by the Purchaser and (b) the Purchaser shall properly file or cause to the filed all such Tax Returns.  Except as provided in Section 9.04, the Purchaser shall pay or cause to be paid all Taxes shown as due on such Tax Returns (excluding the Company’s Form 1120S, U.S. corporation Tax Return).

9.02        Tax Periods Beginning Before and Ending After the Closing Date.  The Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods that begin before the Closing Date and end after the Closing Date (the “Straddle Period”).  Any Tax Return for any Straddle Period shall be prepared in a manner consistent with the Company’s prior practice.  The Purchaser shall provide the Shareholder Representative with copies of such Tax Returns for review at least 30 days before the due date (or in the case of non-income Tax Returns, a reasonable number of days before the filing due date) and shall make such revisions to such Tax Returns as are reasonably requested by the Shareholder Representative.  The Purchaser shall pay or cause to be paid all Taxes of the Company with respect to such Straddle Periods.  Except as provided in Section 9.04 and except for any Tax resulting from a Section 338(h)(10) Election, the Shareholders shall pay to the Purchaser within ten days following the receipt of a request by the Purchaser, accompanied by supporting documentation, an amount equal to the excess of (a) the portion of such Taxes that relates to the portion of such Tax period ending on the Closing Date over (b) the Taxes reflected in as a Liability in the Final Closing Working Capital.  For purposes of this Section 9.02, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Straddle Period ending on the Closing Date shall be deemed (i) in the case of any Taxes (including real property Taxes and other property Taxes) other than Taxes based upon or related to income or receipts (or imposed in connection with any sale or other transfer or assignment of property or any other specifically identifiable transaction or event), to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income or receipts (including franchise Taxes) or imposed in connection with any sale or other transfer or assignment of property or any other specifically identifiable transaction or event, equal to the amount that would be payable if the relevant Straddle Period ended on the Closing Date based on an interim closing of the books as of the end of the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

9.03        Cooperation on Tax Matters.

(a)           The Purchaser, the Company and the Shareholder Representative shall cooperate fully, as and to the extent reasonably requested by each other, in connection with the filing of Tax Returns pursuant to this Article IX and any Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon request) the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Purchaser shall cause the Surviving Corporation to (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any taxing authority, and (ii) give the Shareholder Representative reasonable written notice before transferring, destroying or discarding any such books and records and, if the Shareholder Representative so requests, the Company shall allow the Shareholder Representative to take possession of such books and records.  This Section 9.03 supersedes any conflicting terms set forth in Section 7.01.

(b)           The Purchaser and the Shareholder Representative, upon request, shall use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Transactions).

(c)           The Purchaser and the Shareholder Representative, upon request, shall provide each other with all information that may be required to report pursuant to Sections 6043 or 6043A of the Code and all Treasury Regulations promulgated thereunder.

9.04        Transfer Taxes.  The Shareholders and the Purchaser each shall bear 50% of all excise, sales, transfer, documentary, filing, recordation and other similar Taxes, levies, fees and charges, if any (including all real estate transfer Taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the Transactions.  The Purchaser shall cooperate with the Shareholder Representative as to the filing of any necessary documentation and Tax Returns with respect to such Taxes.

9.05        Contests.  If any Governmental Authority asserts a claim, makes an assessment or otherwise disputes or affects the Tax reporting position of the Company for any Pre-Closing Tax Period or for a Straddle Period, the Purchaser shall, within ten days following receipt by the Purchaser or the Surviving Corporation of notice thereof, provide written notice thereof to the Shareholder Representative.  The Shareholder Representative shall have the right to represent and control the interests of the Company in any Tax audit or administrative or court action, suit, claim, investigation, review or other judicial or administrative proceeding, at law or in equity, before or by any Governmental Authority or arbitration panel (a “Tax Contest”) relating to the Pre-Closing Tax Period and to employ counsel of the Shareholder Representative’s choice; provided, however, that with respect to any such Tax Contest that may adversely affect the Surviving Corporation with respect to Taxes for any period after the Closing Date (the “Post-Closing Tax Period”), (a) the Purchaser shall have the right, at its own expense, to participate in, and consult with the Shareholder Representative regarding, any such Tax Contest and (b) any settlement or other disposition of any such Tax Contest may only be with the prior written consent of the Purchaser, which consent will not be unreasonably withheld, conditioned or delayed.  The Purchaser and the Shareholder Representative will jointly control any Tax Contest relating to a Straddle Period at their own expense, and any settlement or other disposition of any such Tax Contest may only be made with the written consent of both the Shareholder Representative and the Purchaser, which consent will not be unreasonably withheld, conditioned or delayed.

9.06        Amendments.  The Purchaser will not, and will not allow the Surviving Corporation to, (a) make or amend any Tax Return, or make or amend any claim, disclaimer or election in respect of Taxes, (b) surrender any right to claim a refund of Taxes, (c) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or (d) take any other similar action relating to the filing of any Tax Return or the payment or refund of any Tax with respect to any Pre-Closing Tax Period or Straddle Period, without the prior written consent of the Shareholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.  The Purchaser will not change an annual accounting period, or adopt or change any accounting method or file concerning the Company, with respect to any Tax Return for a Pre-Closing Tax Period or Straddle Period without the prior written consent of the Shareholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

9.07        Refunds.  Any refund of, or credit against future obligations for, Taxes (including any interest with respect thereto) attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date shall be the property of the Shareholders to the extent such refund is not reflected as an asset in the Final Closing Working Capital or has been funded by the Purchaser pursuant to Section 9.01, and if received by the Purchaser, the Surviving Corporation or any of their Affiliates, shall be paid promptly to the Shareholders based on their respective Pro Rata Shares.

9.08        Section 338(h)(10).

(a)           For federal income tax purposes (and for corresponding state corporate income or franchise tax purposes, to the extent permissible), the Shareholders and the Purchaser will jointly elect to treat the Merger as a deemed sale of the assets of the Company to the

Purchaser in accordance with Section 338(h)(10) of the Code (and any corresponding elections under state and/or local tax law, collectively, a “Section 338(h)(10) Election”).

(b)           The Purchaser shall pay each Shareholder by wire transfer his Pro Rata Share of the Section 338 Amount (i) within ten days after the Section 338 Amount becomes final pursuant to Section 9.08(c) and (ii) any increase to the Section 338 Amount that occurs thereafter within ten days after such amount becomes final. The “Section 338 Amount” equals the sum of (i) the difference (the “Section 338 Tax Amount”) between (a) the Shareholders’ Tax Liability giving effect to the Section 338(h)(10) Election, and (b) the Shareholders’ Tax Liability assuming the Section 338(h)(10) Election is not made, plus (ii) an amount equal to the Shareholders’ reasonable costs and expenses arising from or related to the Section 338(h)(10) Election (including the reasonable costs and expenses of the Shareholder Representative’s Representative to evaluate and advise the Shareholder Representative, and negotiate and prepare documents (including this Agreement) on behalf of the Shareholders, with respect to the Section 338(h)(10) Election, compute incremental Tax Liability of the Shareholders arising therefrom or related thereto and to confirm that the Shareholders will not incur other adverse consequences relating thereto) (the amounts described in this clause (ii) collectively referred to as the “Section 338 Expenses”), plus (iii) additional payments (the “Gross Up Tax Amounts”) equal to any Tax Liability incurred by the Shareholders arising from receipt of the Section 338 Tax Amount, the Section 338 Expenses and all Gross Up Tax Amounts, sufficient such that after payment of the Section 338 Tax Amount, the Section 338 Expenses and all Tax liabilities incurred by the Shareholders from receipt of the Section 338 Tax Amount, the Section 338 Expenses and the Gross Up Tax Amounts, the Shareholders retain the same amount of net proceeds arising out of the Transactions as the Shareholders would have retained but for the Section 338(h)(10) Election.  For purposes of this Section 9.08(b), the Tax rate applicable to each Shareholder shall be the maximum marginal federal income Tax rate applicable to an individual resident of Texas taking into consideration the character of the income in question.

(c)           Within 60 days after the Closing Date, the Shareholder Representative shall deliver or cause to be delivered to the Purchaser its calculation of the Section 338 Amount (the “Shareholder Representative’s 338 Calculation”). Within 30 days after receipt of the Shareholder Representative’s 338 Calculation, the Purchaser shall either (i) accept in writing the Shareholder Representative’s 338 Calculation, or (ii) provide the Shareholder Representative with the Purchaser’s alternate calculation of the Section 338 Amount (the “Purchaser’s 338 Calculation”).  The Purchaser’s failure to provide the Purchaser’s 338 Calculation to the Shareholder Representative in compliance with clause (ii) of the previous sentence shall be deemed acceptance of the Shareholder Representative’s 338 Calculation by the Purchaser.  If and promptly after the Purchaser timely provides the Purchaser’s 338 Calculation to the Shareholder Representative, the Parties shall in good faith seek to resolve the differences between the Shareholder Representative’s 338 Calculation and the Purchaser’s 338 Calculation.  If within 30 days after receipt by the Shareholder Representative of the Purchaser’s 338 Calculation, the Parties have been unable to reach full agreement, the Parties shall engage the Resolving Accountant and direct that the Resolving Accountant determine, within 30 days thereafter, whether the Shareholder Representative’s 338 Calculation or the Purchaser’s 338 Calculation is more accurate, and such determination shall be final and binding on the Parties.  The fees, costs, and expenses of the Resolving Accountant and the expense of participating in (including any attorneys’ fees related thereto) and resolving this matter shall be borne by the Shareholders if the

Purchaser’s 338 Calculation is selected by the Resolving Accountant as most accurate and shall be borne by the Purchaser if the Shareholder Representative’s 338 Calculation is selected by the Resolving Accountant as most accurate.  If the Resolving Accountant does not determine one to be more accurate than the other, the Shareholders and the Purchaser each shall pay 50% of the fees, costs and expenses of the Resolving Accountant.  Any such amounts owed by the Shareholders shall be paid from the Indemnity Escrow Funds. If the Indemnity Escrow Funds are insufficient to pay any amount owed to the Purchaser under Section 9.08, any excess amount shall be paid to the Purchaser directly from each Shareholder (on a joint and several basis) based on each Shareholder’s Pro Rata Share of such obligation.

(d)           The Parties shall take or cause to be taken all actions necessary to file, on a timely basis, the election prescribed pursuant to Treasury Regulations Section 1.338(h)(10)-1(c)(3), and to refrain from taking any action in connection with the filing of the federal (and any applicable state) income and franchise Tax Returns of the Company or otherwise which would be inconsistent with or jeopardize the Section 338(h)(10) Election.  Within ten days before the Closing Date, the Shareholder Representative shall prepare IRS Form 8023 and any equivalent state forms required to make the Section 338(h)(10) Election and shall provide those forms to the Purchaser for review and approval, which approval shall not be unreasonable withhold, delayed or conditioned (which approval shall occur no later than two days before the Closing Date). The Shareholders and the Purchaser shall execute and timely file such election forms.

(e)           It is understood and agreed by the Parties that (i) the Company’s S corporation status shall continue through the end of the Closing Date, (ii) there shall be an S corporation tax year ending at the end of the Closing Date and a C corporation tax year commencing on the day following the Closing Date, as specified in the Treasury Regulations promulgated under Section 338(h)(10) of the Code, and (iii) the taxable income or loss of the Company shall be allocated for 2014 between the S corporation taxable year and the C corporation taxable year by using the closing of the books method effective on the close of business on the Closing Date, with the deemed asset sale included on the S corporation year return.

(f)            The Merger Consideration, the liabilities of the Company as of the Closing Date and all other relevant items or adjustments, as determined for federal income Tax purposes (collectively, the “Total Allocable Price”), shall be allocated among the assets of the Company existing as of the Closing Date in accordance with the methodology set forth on Schedule 9.08(f) (the “Allocation”).  Such Allocation reflects the fair market value of such assets in accordance with Section 1060 of the Code (and any similar provision of state or local law, as appropriate).  Any amount owed pursuant to Section 2.03(e), Section 2.04, Section 2.05 or Section 9.08 shall be treated by the Parties and the Shareholders for tax purposes as adjustments to the Merger Consideration and shall be treated by the Parties and the Shareholders as adjustments to the allocation of the Total Allocable Price to goodwill.  The Total Allocable Price, excluding the Earn-Out Payment, shall be allocated to the assets as set forth on Schedule 9.08(f), and the Earn-Out Payment (and any payments made thereunder) is consideration payable for, and shall be allocated solely to, the Company’s goodwill. The Shareholder Representative and the Purchaser will act in good faith and reasonably cooperate with each other to agree on the final Allocation of the Total Allocable Price on or before the 30th day after the Final Closing Working Capital is finally determined under Section 2.03 consistent with the methodology set forth on Schedule 9.08(f). Any adjustments to the Total Allocable Price shall likewise be allocated among the Company’s assets consistent with Schedule 9.08(f). The Shareholder Representative and the Purchaser shall timely file IRS Form 8883 in accordance with the Allocation. The Shareholder Representative and the Purchaser shall report the Transactions on all Tax Returns filed by the Parties (and the Shareholders) in a manner consistent with the Allocation, and no Party (or any Shareholder) shall take any position for Tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation, unless otherwise required by applicable law.

(g)           For federal, state and local income and franchise tax purposes, the Merger Sub will be disregarded, and the Merger will be treated as a purchase by the Purchaser of all of the Common Stock directly from the Shareholders.

9.09        Post-Closing Date Activities.  If and to the extent the Purchaser causes the Surviving Corporation or its Subsidiary to engage in any transaction (other than in the ordinary course of the Surviving Corporation’s or its Subsidiary’s business or pursuant to this Agreement) between the Effective Time and 11:59 p.m. on the Closing Date, the Purchaser shall be solely responsible for, and shall indemnify the Shareholders from and against, any Taxes relating thereto or arising therefrom.

ARTICLE X
INDEMNIFICATION

10.01      Indemnification and Payment of Damages by the Shareholders.  Subject to this Article X, from and after the Closing, the Shareholders will indemnify, defend and hold harmless the Purchaser, the Merger Sub, and their respective Representatives and Affiliates (collectively, the “Purchaser Indemnified Persons”), from, against and in respect of any and all Damages sustained or incurred by any Purchaser Indemnified Person to the extent relating to, resulting from or arising out of:

(a)           any breach of or inaccuracy in any representation or warranty made by the Company in this Agreement;

(b)           any breach or nonfulfillment by the Company of any covenant or obligation of the Company in this Agreement;

(c)           any claims or Proceedings resulting from, arising out of, relating to or caused by any Liability of the Purchaser and the Merger Sub for any matters set forth in Article IX for which the Shareholders are responsible;

(d)           any failure of the Company to collect the full amount of the Indemnified Receivables outstanding as of the Closing Date within the first 12 months after the Closing Date (or, in the case of retainage, within 24 months after the Closing Date), in each case, net of any reserves in the Final Closing Working Capital;

(e)           any payments in respect of Dissenting Stock in excess of the amount that otherwise would have been payable or issuable in respect of such shares under this Agreement if such shares were not Dissenting Stock;

(f)            any Indebtedness outstanding and unpaid as of the Closing; or

(g)           any Transaction Expenses not set forth on the schedule delivered pursuant to Section 2.02(c).

10.02      Indemnification by the Purchaser.  Subject to this Article X, from and after the Closing, the Purchaser and the Merger Sub will indemnify, defend and hold harmless the Shareholders (including the Shareholder Representative in his capacity as such) and their Affiliates, and the Representatives of the Shareholders (including the Shareholder Representative in his capacity as such) and their Affiliates (collectively, the “Shareholder Indemnified Persons”), from, against and in respect of any and all Damages sustained or incurred by any Shareholder Indemnified Person to the extent relating to, resulting from or arising out of:

(a)           any breach of or inaccuracy in any representation or warranty made by the Purchaser or the Merger Sub in this Agreement;

(b)           any breach or nonfulfillment by the Purchaser or the Merger Sub of any covenant or obligation of the Purchaser or the Merger Sub in this Agreement; or

(c)           any claims or Proceedings resulting from, arising out of, relating to or caused by any Liability of the Shareholders for any matters set forth in Article IX for which the Purchaser is responsible.

10.03      Claims.  In order for the Purchaser Indemnified Persons or the Shareholder Indemnified Persons (as the case may be, the “Indemnified Persons”) to be entitled to any indemnification under this Agreement in respect of a claim that is not a Non-Party Claim, the Indemnified Persons shall give written notice (the “Claim Notice”), promptly after the Indemnified Persons become aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article X, to (a) the Shareholder Representative, in the case of indemnification pursuant to Section 10.01, and (b) the Purchaser, in the case of indemnification pursuant to Section 10.02.  Within ten days after receipt of the Claim Notice, which shall include reasonable documentation setting forth a description of the matters entitling the Indemnified Persons to indemnity hereunder, the Persons required to indemnify the Indemnified Persons under this Article X (the “Indemnifying Persons”), at no cost or expense to the Indemnified Persons, shall diligently commence resolution of such matters in a manner reasonably acceptable to the Indemnified Persons and shall diligently and timely prosecute such resolution to completion.  If the Indemnifying Persons, within ten days after their receipt of the Claim Notice (or such shorter time as may be necessary under the circumstances), fail to diligently commence resolution of such matters in a manner reasonably acceptable to the Indemnified Persons, the Indemnified Persons shall have the right to undertake all appropriate and reasonable actions to resolve or otherwise address such matters at the sole expense of the Indemnifying Persons to the extent such matters are subject to indemnification under this Agreement.  With respect to those claims that the Indemnifying Persons are not disputing in good faith and that may be satisfied by payment of a liquidated sum of money, including claims for reimbursement of expenses incurred in connection with any circumstances entitling the Indemnified Persons to indemnity hereunder, the Indemnifying Persons shall pay the full amount so claimed to the extent supported by reasonable documentation within 15 days following such resolution.  If the Indemnifying Persons disputes any portion of the claimed Liability in connection with such claim, the Indemnifying Persons shall pay any undisputed part of such Liability, and Indemnifying Persons and the Indemnified Persons shall have 30 days to resolve any remaining dispute.  If any Proceeding is commenced between the Indemnifying Persons and any Indemnified Person, the prevailing party in such Proceeding shall be entitled to recover all reasonable costs and expenses incurred in connection with such Proceeding, including reasonable attorneys’ fees.

10.04      Notice and Defense of Certain Proceedings.  Subject to Section 9.05, in order for the Indemnified Persons to be entitled to any indemnification under this Agreement in respect of a claim, suit or demand (regardless of whether a Proceeding has been filed or instituted) made by any Person against an Indemnified Person (a “Non-Party Claim”) in respect of which indemnity may be sought under this Article X from the Indemnifying Persons, the Indemnified Person shall, within three Business Days upon first acquiring knowledge of the fact, condition or event which may give rise to a Non-Party Claim give written notice of the Non-Party Claim (and, in any event, immediately upon acquiring such knowledge if necessary to avoid a default judgment or other material adverse consequence) (the “Proceeding Notice”) to (a) the Shareholder Representative, in the case of indemnification pursuant to Section 10.01 and (b) the Purchaser, in the case of indemnification pursuant to Section 10.02.  The Indemnifying Person may assume the defense of the Non-Party Claim, including the employment of competent counsel and the payment of all expenses, provided that the Indemnifying Person gives written notice to the Indemnified Person within 15 days after its receipt of the Proceeding Notice that the Indemnifying Person will indemnify the Indemnified Person from and against the entirety of any and all Damages that the Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of or caused by the Non-Party Claim.  In no event shall any Indemnified Person be required to make any expenditure or bring any cause of action to enforce the Indemnifying Person’s obligations and Liability under and pursuant to the indemnifications set forth in this Article X.  The Indemnified Person shall have the right to employ separate counsel in respect of the Non-Party Claim and to participate in the defense thereof, but the fees and expenses of such one counsel shall be at the sole expense of the Indemnified Person; provided, that the Indemnifying Persons shall pay or reimburse the fees of such counsel if the Indemnified Person, in the opinion of counsel, determines that there exist actual or potential conflicts of interest that make representation by the same counsel inappropriate.  If the Indemnifying Person, within 15 days after its receipt of the Proceeding Notice, fails to assume the defense thereof, the Indemnified Person shall have the right to undertake the defense, compromise or settlement of the Non-Party Claim for the account and at the expense of the Indemnifying Person, subject to the right of the Indemnifying Person to assume the defense of the Non-Party Claim with competent counsel at any time before the settlement, compromise or final determination thereof. If the Indemnifying Person assumes the defense of the Non-Party Claim, the Indemnifying Person shall not, without the Indemnified Person’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise the Non-Party Claim or consent to the entry of any judgment with respect to the Non-Party Claim unless such settlement, compromise or judgment (i) requires solely the payment of money damages by the Indemnifying

Person and such damages are paid by the Indemnifying Person, (ii) includes as an unconditional term thereof the release by the claimant or the plaintiff of the Indemnified Person from all liability in respect of the Non-Party Claim and (iii) involves no finding or admission of any liability of the Indemnified Person or violation of any Legal Requirement or the rights of any Person and no effect on any other claims that may be made against the Indemnifying Person.  If the Indemnifying Person assumes the defense of the Non-Party Claim, the Indemnified Person shall not be entitled to recovery from the Indemnifying Person with respect to any compromise or settlement thereof effected by the Indemnified Person without the prior written consent of the Indemnifying Person unless the Indemnified Person has reassumed the defense of the Non-Party Claim pursuant to the provisions of this Section 10.04.

10.05      Payment; Interest.  Subject to this Article X, the Indemnifying Person shall make any payment required to be made under this Article X in cash at such time as the claim becomes undisputed or is resolved by a final, non-appealable judicial order (the “Due Date”).  Any Damages required to be paid by an Indemnifying Person under this Article X that are not paid within ten Business Days following the Due Date shall thereafter be deemed delinquent, and the Indemnifying Person shall pay to the Indemnified Person immediately upon demand, interest at the rate of four percent (4%) per annum, compounded quarterly, not to exceed the maximum non-usurious rate allowed by applicable law, from the date such payment becomes delinquent to the date such delinquent sums is paid.

10.06      Limitations.  Notwithstanding anything to the contrary contained in this Agreement or in any certificate, schedule, statement, document or instrument furnished hereunder, the Indemnifying Persons’ indemnification obligations pursuant to this Article X are limited as set forth in this Section 10.06:

(a)           Payments from Indemnity Escrow Funds.  If any Purchaser Indemnified Person is entitled to indemnification pursuant to this Article X, the amount of Damages, if any, for which such Purchaser Indemnified Person is entitled to indemnification (together with any interest thereon) shall be paid from the Indemnity Escrow Funds, which shall be the sole and exclusive source of recovery for any amounts owing to the Purchaser Indemnified Persons pursuant to this Article X until such time that the Indemnity Escrow Funds are exhausted in accordance with the terms of this Agreement and the Escrow Agreement.  If the full amount of the Indemnity Escrow Funds is paid to the Purchaser Indemnified Persons, any additional liability of the Shareholders under this Article X may be satisfied by any Purchaser Indemnified Person by offset of amounts not yet paid by the Purchaser under this Agreement (including amounts that may be payable to or for the Shareholders pursuant to Article II or IX, but excluding any compensation or any other employment benefits owed to any of the Shareholders), resulting in a reduction thereto, and the Purchaser may retain a reasonable portion of any such amounts sufficient to satisfy pending indemnification claims until final resolution of such indemnification claims), in all cases subject to the limits set forth in this Article X.

(b)           Pro Rata Share; Several Liability.

(i)            Each Shareholder’s aggregate liability hereunder shall not exceed an amount equal to 60% of the aggregate of such Shareholder’s Pro Rata Share of the Merger

Consideration actually received by such Shareholder, provided that this limitation shall not apply to the type of claims set forth in (a) on Schedule 10.06(d).

(ii)           To the extent the Company breaches the representations and warranties in Section 4.02 (Capitalization) due to the actions or omissions of one or more Shareholders, or one or more Shareholders breaches a covenant set forth in Article XII, the Purchaser Indemnified Persons shall seek, and shall be entitled to payment of, any Damages solely from such Shareholder or Shareholders, who shall be severally (and not jointly or jointly and severally) liable, and the provisions of this Article X referencing the “Indemnifying Persons” shall be deemed to include only such Shareholder or Shareholders (on a several basis), and no other Person; provided that the foregoing limitation as it relates to Section 4.02 (Capitalization) shall not apply to shares held by the Company in treasury.

(c)                                  Basket.

(i)            The Purchaser Indemnified Persons shall not be entitled to indemnification pursuant to this Article X unless and until the aggregate of all Damages with respect to any matters set forth in Section 10.01(a) exceeds the amount set forth on Schedule 10.06(c) (the “Basket Amount”), in which case the Indemnifying Persons shall be liable only to the extent such Damages exceed the Basket Amount; provided, however, that the Basket Amount shall not be applicable to claims with respect to the representations and warranties set forth on Schedule 10.06(c).

(ii)           The Shareholder Indemnified Persons shall not be entitled to indemnification pursuant to this Article X unless and until the aggregate of all Damages with respect to any matters set forth in Section 10.02(a) exceeds the Basket Amount, in which case the Indemnifying Persons shall be liable only to the extent such Damages exceed the Basket Amount; provided, however, that the Basket Amount shall not be applicable to claims with respect to the representations and warranties set forth on Schedule 10.06(c).

(d)                                 Cap.  Subject to Section 10.06(b), the Shareholders’ collective liability pursuant to Section 10.01(a) shall not exceed, in the aggregate, the applicable amount set forth on Schedule 10.06(d) (the “Cap”); provided, however, that the Cap shall not be applicable as and to the extent set forth on Schedule 10.06(d).

(e)                                  Survival.  The representations and warranties of the Parties contained in this Agreement shall continue in full force and effect after the Closing but shall terminate on, and no claims for indemnification under this Article X with respect to such representations and warranties shall be asserted after, the second anniversary of the Closing Date, except that:

(i)            the representations and warranties contained in Section 4.01 (Organization and Qualification), Section 4.02 (Capitalization), Section 4.03 (Authority), Section 5.01 (Organization and Corporate Power), Section 5.02 (Authority), Section 5.05 (Financing) and Section 5.06 (Independent Investigation), and the indemnification obligations under this Article X with respect to such representations and warranties, shall continue without termination;

(ii)           the representations and warranties contained in Section 4.11 (Tax Matters), Section 4.12 (Employee Benefit Plans) and Section 4.19 (Environmental Matters), and the indemnification obligations under this Article X with respect to such representations and warranties, shall terminate on, and no claims for indemnification under this Article X with respect to such representations and warranties shall be asserted after, the expiration of the statute of limitations applicable to the respective claim;

(iii)          the representations and warranties contained in Section 4.8 (Accounts Receivable) and Section 4.18 (Intellectual Property), and the indemnification obligations under this Article X with respect to such representations and warranties, shall terminate on, and no claims for indemnification under this Article X with respect to such representations and warranties shall be asserted after, the fifth anniversary of the Closing Date; and

(iv)          claims in respect of fraud or illegal acts, and any indemnification obligations under this Article X corresponding thereto, shall terminate on, and no claims for indemnification with respect thereto shall be asserted after, the expiration of the statute of limitations applicable to such claim.

All covenants and agreements of the Parties and the Shareholders contained in the provisions of this Agreement shall survive the Closing indefinitely or for the period expressly set forth therein.

(f)                                   Insurance; Tax Effect; Reserves.

(i)            The amount of Damages that the Purchaser Indemnified Persons shall be entitled to recover under this Article X shall be determined (a) net of any amounts paid by any third party insurance carrier with respect to such Damages, net of any increase in insurance premiums or other costs, including deductibles, incurred during the one-year period following the claim resolution date solely as a result of recovering such insurance amounts, and (b) after taking into account any Tax benefit realized by the Purchaser Indemnified Persons with regard to such Damages.  The Purchaser and the Surviving Corporation shall use, and shall cause the Indemnified Persons to use, their commercially reasonable efforts to maximize the amount of insurance proceeds and Tax benefits available in respect of such Damages.

(ii)           If an insurance recovery, Tax benefit or other recovery is received by any Purchaser Indemnified Person with respect to any Damages for which any such Person has received indemnification payments hereunder, then a refund equal to the aggregate amount of the recovery shall be made, in cash in immediately available funds, promptly to the Indemnifying Persons who made such indemnification payments to such Purchaser Indemnified Person.

(iii)          The amount of Damages owed by any Indemnifying Person pursuant to this Article X shall be reduced by the amount of reserves for such Damages taken into account in the Final Closing Working Capital (including any Tax reserves contemplated by Article IX).

(g)                                  Limitation on Damages.  No claim hereunder shall be made or awarded for, and in no event shall any Indemnifying Person be liable to any Indemnified Person under this Agreement for, and the definition of “Damages” hereunder shall exclude, any (i) exemplary, punitive, remote, speculative, consequential, special or incidental damages, and (ii) Damages that arise solely from a change after the Closing of Legal Requirements or accounting methodology that is required by GAAP.

(h)                                 Mitigation; Related Matters.

(i)            Without limiting the provisions of Section 10.06(f), each Indemnified Person shall take commercially reasonable efforts to mitigate all Damages (including by seeking recovery under all available insurance policies and seeking Tax refunds) upon and after becoming aware of any event that could reasonably be expected to give rise to Damages that are or may be indemnifiable under this Article X.  No Indemnifying Person shall be liable for Damages incurred by an Indemnified Person to the extent such Damages result from or arise out of an Indemnified Person’s failure to use commercially reasonable efforts to mitigate Damages in accordance with the immediately preceding sentence.

(ii)           The Indemnified Persons shall not be entitled to recover any Damages relating to any matter arising under one provision of this Agreement if and to the extent that such Indemnified Persons recovered amounts in respect of Damages with respect to such matter pursuant to any other provision of this Agreement (including Article II); provided, however, that nothing herein will preclude an Indemnified Person from presenting multiple theories of liability with respect to a claim for Damages hereunder or with respect to the resolution thereof.

10.07      Exclusive Remedy.  NOTWITHSTANDING ANY PROVISION HEREIN TO THE CONTRARY, AFTER THE CLOSING, EXCEPT IN INSTANCES OF FRAUD AND ILLEGAL ACTS, (a) THE PROVISIONS SET FORTH IN THIS ARTICLE X SHALL BE THE SOLE AND EXCLUSIVE RIGHTS, OBLIGATIONS AND REMEDIES OF THE PARTIES WITH RESPECT TO THE RECOVERY OF DAMAGES WITH RESPECT TO THIS AGREEMENT, THE EVENTS GIVING RISE THERETO AND THE TRANSACTIONS AND (b) NO PARTY SHALL HAVE ANY RIGHTS AGAINST THE OTHER PARTIES (OR THEIR AFFILIATES), OR THE SHAREHOLDERS AND THEIR AFFILIATES, OTHER THAN AS IS EXPRESSLY PROVIDED IN THIS ARTICLE X, WITH RESPECT TO THE RECOVERY OF DAMAGES WITH RESPECT TO THIS AGREEMENT, THE EVENTS GIVING RISE THERETO AND THE TRANSACTIONS; PROVIDED THAT THE FOREGOING LIMITATIONS SHALL NOT APPLY TO DAMAGES RESULTING FROM BREACHES OF ARTICLE XII.

ARTICLE XI
SHAREHOLDER REPRESENTATIVE

11.01      Appointment.  By the approval of this Agreement and the Merger pursuant to the TBOC, the Shareholders hereby irrevocably appoint the Shareholder Representative as the representative, agent, proxy and attorney-in-fact for all of the Shareholders for all purposes under this Agreement, including the full power and authority on the Shareholders’ behalf, to (a) consummate the Transactions, including the execution and delivery of the Escrow Agreement and the other agreements, instruments and documents contemplated hereby or executed in connection herewith, (b) negotiate disputes arising under, or relating to, this Agreement, the Escrow Agreement and the other agreements, instruments and documents contemplated hereby or executed in connection herewith, (c) receive and disburse to the Shareholders any funds or assets received on behalf of the Shareholders under this Agreement, the Escrow Agreement or otherwise, (d) maintain or withhold any amounts received on behalf of the Shareholders pursuant to this Agreement, the Escrow Agreement or otherwise, or offset such amounts against any other amounts, to satisfy any and all obligations or liabilities incurred by the Shareholder Representative in the performance of its duties hereunder, including to use and expend the Shareholder Representative Escrow Funds in the Shareholder Representative’s sole discretion to fulfill its duties hereunder or to provide additional funds for the Shareholder Representative Escrow Account (and the Shareholder Representative is hereby authorized to direct the Purchaser to make payments to the Shareholder Representative Escrow Account in accordance with the foregoing) and to retain such Shareholder Representative Escrow Funds in accordance with this Agreement and the Escrow Agreement, (e) execute and deliver any amendment or waiver to this Agreement, the Escrow Agreement and the other agreements, instruments and documents contemplated hereby or executed in connection herewith (without the prior approval of the Shareholders) and (f) take all other actions to be taken by or on behalf of the Shareholders in connection with this Agreement, the Escrow Agreement and the other agreements, instruments and documents contemplated hereby or executed in connection herewith.  The Shareholders, by approving this Agreement, further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Shareholder Representative and shall survive a Shareholder’s death, incapacity, illness, bankruptcy, dissolution, termination, liquidation or other inability to act or the occurrence of any other event.  All decisions and actions by the Shareholder Representative shall be binding upon all of the Shareholders, and no Shareholder shall have the right to object, dissent, protest or otherwise contest the same.  The Shareholder Representative shall have no duties or obligations hereunder except those forth herein and such duties and obligations shall be determined solely by the express provisions of this Agreement.

11.02      Certain Payments; Expenses.  The Shareholder Representative shall be entitled to receive and use the Shareholder Representative Escrow Funds for the purpose of paying any and all (a) amounts due by the Shareholders to the Purchaser under this Agreement or otherwise in connection with the Transactions that are not paid from the Indemnity Escrow Agreement (notwithstanding any provision herein to the contrary requiring such amounts to be paid directly by the Shareholders to the Purchaser) and (b) expenses, charges and liabilities, including attorneys’ fees and fees of other professionals incurred by the Shareholder Representative in the performance or discharge of its duties, rights and obligations under this Agreement.

11.03      Indemnification.  Each Shareholder, severally, for itself only (and not jointly or jointly and severally), shall indemnify and hold harmless the Shareholder Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by the Shareholder Representative in connection with any Proceeding to which the Shareholder Representative is made a party by reason of the fact it is or was acting as the Shareholder Representative pursuant to the terms of this Agreement.

11.04      Liability.  Neither the Shareholder Representative nor any of its Representatives shall incur any liability to any Shareholder by virtue of the failure or refusal of the Shareholder Representative for any reason to consummate the Transactions or relating to the performance of its duties hereunder, except for actions or omissions constituting actual fraud or bad faith.  The Shareholder Representative shall have no liability in respect of any Proceeding brought against the Shareholder Representative by any Shareholder if the Shareholder Representative took or omitted taking any action in good faith, and the Shareholder Representative shall be entitled to use the Shareholder Representative Escrow Funds to pay all such expenses, fees, judgments, fines and amounts incurred by it.

11.05      Distribution.  Upon final resolution of all indemnification obligations (including pursuant to Article X and the Escrow Agreement), and all other liabilities and obligations, of the Shareholders (including the Shareholder Representative) and full reimbursement of all obligations or liabilities incurred by the Shareholder Representative in the performance of its duties hereunder, the Shareholder Representative shall distribute all funds held by it on behalf of the Shareholders to the Shareholders, based each Shareholder’s respective Pro Rata Share.

11.06      Successor.  The Shareholder Representative may resign at any time by submitting a written resignation to the Purchaser.  Upon the death, physical, mental incapacity or resignation of the initial Shareholder Representative, Scott Brady shall be the successor Shareholder Representative.  Upon the death, physical or mental incapacity of Scott Brady or if Scott Brady resigns or otherwise ceases to serve as successor Shareholder Representative, a successor Shareholder Representative shall be elected by the Shareholders (or their representative heirs, successors and assignees) who held of record a majority of the outstanding shares of Common Stock as of immediately before the Effective Time, with each Shareholder to be given a vote equal its Pro Rata Share pursuant to a procedure to be mutually agreed upon among the Shareholders.  The Shareholders shall cause to be delivered to the Purchaser prompt written notice of such election of a successor Shareholder Representative.  Pending the election of a successor Shareholder Representative, the two Shareholders (or their heirs, successors or assigns) having the greatest aggregate Pro Rata Share shall act as the interim Shareholder Representative.  Each interim and successor Shareholder Representative shall have all the power, authority, rights and privileges conferred by this Agreement upon the original Shareholder Representative, and the term “Shareholder Representative” as used herein shall be deemed to include any interim or successor Shareholder Representative.  Any successor Shareholder Representative shall, in writing, accept such appointment and agree to be bound by the terms of this Agreement.  The document evidencing such appointment and agreement shall be delivered to the Shareholders and the Purchaser.

11.07      Contribution.  If any amount is owed by the Shareholders to the Purchaser or the Shareholder Representative pursuant to this Agreement or the Escrow Agreement (the “Shareholder Amount”), and is not paid by delivery of Indemnity Escrow Funds or Shareholder Representative Escrow Funds, each Shareholder shall pay his Pro Rata Share of the Shareholder Amount as directed by the Shareholder Representative.  If any Shareholder fails to pay his Pro Rata Share of any Shareholder Amount (the “Defaulting Shareholder”), the other Shareholders (the “Covering Shareholders”) shall pay the amount the Defaulting Shareholder fails to pay (the “Shareholder Default Amount”), with each Covering Shareholder paying a portion of the Shareholder Default Amount equal to (a) such Covering Shareholder’s Pro Rata Share, divided by (b) the Pro Rata Share of all Covering Shareholders in the aggregate.  Immediately upon demand, the Defaulting Shareholder shall reimburse each Covering Shareholder for that portion of the Shareholder Default Amount paid by such Covering Shareholder and otherwise indemnify, reimburse and hold harmless such Covering Shareholder from and against any Damages incurred by such Covering Shareholder as a result of the Defaulting Shareholder’s failure to comply with the provisions of this Section 11.07.  All payments pursuant to this Section 11.07 shall be made by wire transfer of immediately available funds or by cashier’s check. Notwithstanding anything to the contrary herein, this Section 11.07 shall in no event be construed to alter or in any way limit the Purchaser’s rights, to indemnification or otherwise, under this Agreement.

ARTICLE XII
CERTAIN SHAREHOLDER MATTERS

12.01      Noncompetition and Nonsolicitation.

(a)           Except as provided in Schedule 12.01, after the Effective Time and until the anniversary of the Closing Date set forth besides each Shareholder’s name on Schedule 3.01(i) (as applicable with respect to each Shareholder, the “Non-compete Term”), each of the Shareholders listed in Schedule 12.01 (the “Specified Shareholders”) shall not directly or indirectly conduct, engage in, assist others with, knowingly render services (of an executive, marketing, manufacturing, research and development, administrative, financial or consulting nature) to, have an equity or profit interest in, or otherwise be an Affiliate of, any business engaged in the business of HVAC, plumbing or mechanical construction contracting, or provide service, within Texas, within 125 miles of 4375 Diplomacy Road, Fort Worth, Texas, or within 100 miles of anywhere else the Company regularly does business, including Amarillo, Texas, unless such Specified Shareholder is performing such otherwise prohibited work for or on behalf of the Purchaser or its Affiliates.  Notwithstanding the immediately preceding sentence, the Specified Shareholders, together with their Affiliates, may be a passive investor owning, in the aggregate, no more than 2% of the outstanding equity securities of any entity the equity securities of which are listed on a national securities exchange.

(b)           During the Non-compete Term, the Specified Shareholders shall not, and the Specified Shareholders shall use their reasonable commercial efforts to cause each of their Affiliates not to, directly or indirectly solicit the employment or services of, or (except in connection with performing their duties to the Surviving Corporation) cause or attempt to cause to leave the employment or services of, or otherwise recruit or hire, any employee of the Surviving Corporation as of the Effective Time who continues his or her employment with the Surviving Corporation after the Effective Time.

(c)           During the Non-compete Term, the Specified Shareholders shall not, and the Specified Shareholders shall use their reasonable commercial efforts to cause each of their Affiliates not to, directly or indirectly engage or participate in any effort or act to induce any customer, supplier, associate, employee, sales agent or independent contractor of, or other Person transacting business with, the Surviving Corporation to terminate its relationship with or reduce or cease doing business with the Surviving Corporation, or in any way knowingly interfere with the relationship between any such Person and the Surviving Corporation.

(d)           The damages that would be suffered by the Surviving Corporation and the Purchaser as a result of any breach of the provisions of this Section 12.01 may not be calculable and an award of a monetary judgment for such a breach may be an inadequate remedy.

Consequently, the Surviving Corporation and the Purchaser shall have the right, in addition to any other rights they may have, to obtain, in any court of competent jurisdiction, injunctive relief to restrain any breach or threatened breach of any provision of this Section 12.01.  This remedy is in addition to monetary damages for any Damages directly or indirectly suffered by the Surviving Corporation or the Purchaser and reasonable attorneys’ fees and any other relief available to the Surviving Corporation or the Purchaser.

(e)                                  If any court of competent jurisdiction finally determines that the time period or the geographic scope of any covenant set forth in this Section 12.01 is unreasonable or excessive and any such covenant is ruled to be unenforceable by said court, the restrictions of this Section 12.01 shall remain in full force and effect for the greatest time period and within the greatest geographic area that would not render it unenforceable, and each Party hereby consents to said court’s alteration of this Section 12.01 as necessary to render it enforceable.  The Parties intend that each of the covenants in Sections 12.01(a), (b), (c) and (d) shall be deemed to be a separate covenant.

(f)                                   The covenants contained in this Section 12.01 are independent of any covenants of the Purchaser contained herein or in any other document or instrument delivered in connection herewith or pursuant hereto, and any breach by the Purchaser of any such covenant shall not justify any breach by the Specified Shareholders of their covenants under this Section 12.01.

(g)                                  The Non-compete Term as it applies in Sections 12.01(a), (b) and (c) shall be computed by excluding from such computation any time during which the Shareholders are in violation of any provision of this Section 12.01.

12.02                 Confidential Information.

(a)                                 Except in response to legal process (where the Shareholders have, to the extent permitted by applicable Legal Requirements, promptly notified the Surviving Corporation so that it may seek appropriate relief), effective at the Effective Time, the Shareholders shall not divulge, furnish or make accessible to any non-Party or use in any way any (except in the course and scope of employment by the Surviving Corporation) confidential or secret knowledge or information of the Surviving Corporation, including trade secrets, confidential or secret designs, processes, formulae, plans, devices or material (whether or not patentable) directly or indirectly used in any aspect of the business of the Surviving Corporation, any customer or supplier lists of the Surviving Corporation, any confidential or secret development or research work of the Surviving Corporation or any other confidential information or secret aspects of the business of the Surviving Corporation, including with respect to the Transactions or this Agreement itself.  The confidentiality covenant in this Section 12.02 shall not apply to information that (a) is generally available to the public on or after the Effective Time, other than as a result of a disclosure not otherwise permissible under this Section 12.02, (b) was independently developed by the Shareholder without use of the Surviving Corporation’s confidential information or (c) became available to the Shareholder on a non-confidential basis from a source other than the Surviving Corporation or the Purchaser.

(b)                                 Except in response to legal process (where the Purchaser, the Merger Sub and their Representatives (the “Purchaser Persons”) have, to the extent permitted by applicable Legal Requirements, promptly notified the Shareholder Representative so that it may seek appropriate relief on behalf of the Shareholders), effective at the Effective Time, the Purchaser Persons shall not divulge, furnish or make accessible to any non-Party or use in any way any confidential information, including with respect to the Transactions or this Agreement itself.  The confidentiality covenant in this Section 12.02(b) shall not apply to information that (a) is generally available to the public on or after the Effective Time, other than as a result of a disclosure not otherwise permissible under this Section 12.02(b), (b) was independently developed by a Purchaser Person without use of a Shareholder’s confidential information or (c) became available to the Purchaser Person on a non-confidential basis from a source other than a Shareholder.

12.03                 Release.  At and as of the Effective Time, by their approval of this Agreement, the Shareholders shall be deemed to have released the Company and the Purchaser from any and all claims of the Shareholders against the Company and the Purchaser, and any and all obligations of the Company and the Purchaser to the Shareholders; provided, that the foregoing release shall not apply to (i) any claim for a breach of this Agreement or for payments or benefits due to a Shareholder under this Agreement, (ii) a Shareholder’s rights to indemnification from the Company (or its successors), whether pursuant to an agreement, the Company’s articles of incorporation or bylaws, applicable law or otherwise, (iii) any claim that may arise in the future from events or actions occurring after the Effective Time or (iv) any rights to compensation, benefits or other amounts from, or reimbursement by, the Company in its Ordinary Course of Business.

12.04                 Certain Actions.  Except as otherwise contemplated by this Agreement and the Transactions and except as to claims alleging fraud or illegal acts, the Purchaser shall not cause the Company, on its own behalf or on behalf of its Subsidiary, to pursue any claim against a Signing Shareholder for any action or omission or other occurrence that relates to any time prior to Closing without the other Signing Shareholder’s consent.

ARTICLE XIII
MISCELLANEOUS

13.01                 Entire Agreement; Assignment.  This Agreement, including the Disclosure Schedules, exhibits and other schedules hereto, the documents, instruments and schedules referred to herein and all other documents dated as of the date hereof and on the Closing, including the Escrow Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties; provided, however, that the Purchaser may assign its rights under this Agreement to (a) any Affiliate of the Purchaser provided that, in such event, the Purchaser shall unconditionally and fully guarantee all of the obligations of such assignee under this Agreement or (b) its lenders as collateral.

13.02                 Reformation and Severability.  The provisions of this Agreement shall be separable and a determination that any provision of this Agreement is invalid, illegal, unenforceable or void shall not affect the validity, legality or enforceability of any other provision of this Agreement.  In case any provision of this Agreement shall be invalid, illegal, unenforceable or void, it shall, to the extent possible, be modified and/or interpreted in such manner as to be valid, legal and enforceable, but so as to most nearly retain the intent of the Parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.  Any court of competent jurisdiction is authorized and directed by the Parties to enforce any otherwise invalid, illegal or unenforceable provision in part, to modify it, to enforce it only to a degree and not fully, or otherwise to enforce that provision only in a manner and to an extent, or for a shorter period of time, that renders the provision valid or enforceable.  The intent of the Parties is that this Agreement be enforceable and enforced to the maximum extent possible after excising (or deeming excised) all invalid or unenforceable provisions, whether or not the remaining provisions are grammatically correct.

13.03                 Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered in person, by reputable overnight delivery service or other courier, by electronic mail (with receipt confirmed) or by registered or certified mail (postage prepaid, return receipt requested) as follows:

if to the Purchaser or the Merger Sub:

Comfort Systems USA, Inc.

Office of the General Counsel

675 Bering, Suite 400

Houston, Texas 77057

Electronic mail:  notice@comfortsystemsusa.com

and if to the Company (prior to Closing):

Dyna Ten Corporation

Mark Nyquist

4375 Diplomacy Road

Fort Worth, Texas 76155

Electronic mail: markcnyquist@gmail.com

with a copy (that shall not constitute legal notice) to:

Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas  75201

Attn:  Alan Perkins

Electronic mail:  aperkins@gardere.com

and if to the Shareholder Representative:

Mark Nyquist

7803 Jefferson Circle

Colleyville, Texas 76034

Electronic mail:  markcnyquist@gmail.com

with a copy (that shall not constitute legal notice) to:

Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas  75201

Attn:  Alan Perkins

Electronic mail:  aperkins@gardere.com

or to such other physical or electronic mail address as the Party to whom notice is given may have previously furnished to the other Parties in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).  All such communications shall be deemed to have been duly given, (a) as of the date of delivery, if delivered personally or by overnight delivery service or other courier, (b) upon the date on which the transmission is separately confirmed in writing, if delivered by electronic mail, and (c) on the date receipt is acknowledged, if delivered by registered or certified mail.  A Party may change its address for notice by notice to the other Parties in the manner set forth above. If notice is provided by electronic mail, the subject line of the message shall begin with the word “NOTICE,” in capital letters, followed by specific reference to this Agreement.

13.04                 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of law thereof.

13.05                 Interpretation.  The masculine and neuter genders used in this Agreement each includes the masculine, feminine and neuter genders, and the singular number includes the plural, each where appropriate, and vice versa.  Wherever the term “including” or a similar term is used in this Agreement, it shall be read as if it were written “including by way of example only and without in any way limiting the generality of the clause or concept referred to.”  The descriptive headings are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.  Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

13.06                 GAAP.  The Purchaser agrees that the provisions set forth on Exhibit C shall be applied when calculating any number in accordance with GAAP, or otherwise determining compliance with GAAP, under this Agreement.

13.07                 Payments to Shareholders.  All payments contemplated hereunder to be paid to the Shareholders, or any of them, shall be paid by wire transfer of immediately available funds to the account(s) designated by the Shareholder Representative.

13.08                 Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

13.09                 Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.  Facsimile or scanned and emailed (by Portable Document Format (“pdf”)) transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed (by pdf) transmission shall constitute enforceable original documents and will be deemed the same as delivery of an original.  At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.

13.10                 Incorporation by Reference.  Any and all schedules (including the Disclosure Schedules), exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference hereto as though fully set forth at the point referred to in this Agreement.

13.11                 Consent to Jurisdiction; Waiver of Jury Trial.  The Parties irrevocably submit to the jurisdiction of the United States District Court for the Northern District of Texas, and/or any state court of the State of Texas located in Dallas County in any Proceeding brought in connection with, arising from or relating to this Agreement, the Transactions and any document contemplated herein or otherwise relating hereto, and each Party hereby waives and further agrees not to assert as a defense in any such Proceeding any claim that such Party is not personally subject to the jurisdiction of any such courts, that the venue of the Proceeding is brought in an inconvenient forum or that this Agreement or the subject matter hereof may not be enforced in or by such courts.  THE PARTIES HEREBY WAIVE IRREVOCABLY ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS OR ANY DOCUMENT CONTEMPLATED HEREIN OR OTHERWISE RELATED HERETO.

13.12                 Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement, and the Parties shall mutually negotiate and draft any amendments necessary to conform this Agreement to the original intent of the Parties.

13.13                 Press Releases and Communications.  No press release or public announcement related to this Agreement or the Transactions, or before the Closing any other announcement or communication to the employees, customers or suppliers of the Company, shall be issued or made without the joint approval of the Purchaser and the Shareholder Representative, unless required by law (in the reasonable opinion of counsel) in which case the Purchaser and the Shareholder Representative shall have the right to review and comment on such press release or announcement before publication; provided that the Shareholder Representative and the Company shall be entitled to communicate with the Shareholders regarding this Agreement and the Transactions and the Purchaser shall be entitled to make such public disclosures as required by the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

13.14                 Expenses.  Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of this Agreement and the other agreements contemplated hereby, and the consummation of the Transactions shall be paid by the Party incurring such fees and expenses, whether or not the Transactions are consummated; provided that the Purchaser and the Merger Sub hereby acknowledge that the Company may, at or before the Closing, pay the fees, costs and expenses incurred by the Shareholders and the Shareholder Representative.

13.15                 Certain Matters.  The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules, the Updated Schedules or the exhibits hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules, the Updated Schedules or exhibits hereto in any dispute or controversy involving the Parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules, the Updated Schedules or exhibits hereto is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business for purposes of this Agreement.  In addition, matters reflected in the Disclosure Schedules and the Updated Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules and the Updated Schedules.  Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.  The information contained in this Agreement, in the Disclosure Schedules, the Updated Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Person not a Party to any non-Party of any matter whatsoever (including any violation of Legal Requirements or breach of contract).

13.16                 Amendment and Waiver.  Except as set forth in Section 6.05 with respect to the Updated Schedules or as otherwise provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived only in a writing signed by all of the Parties.  No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

13.17                 Third-Party Beneficiaries.  Except as provided in Section 7.06 and Article X, this Agreement is for the sole benefit of the Parties, the Shareholders and their respective heirs, successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

13.18                 Further Assurances.  From time to time after the Closing, at a Party’s reasonable request and expense but without further consideration, the other Parties will execute and deliver such other instruments of conveyance and transfer and take such other action as the requesting Party may reasonably require to effect the Transactions and to carry out the intent of this Agreement.

13.19                 Deliveries to the Purchaser.  The Purchaser acknowledges and agrees that any document or item will be deemed “delivered,” “provided” or “made available” for all purposes within the meaning of this Agreement if such document or item (a) is included in the Company’s electronic data room, (b) is actually delivered or provided to the Purchaser or the Purchaser’s Representatives (including to the Purchaser’s Representatives) or (c) is made available upon request, including at the Company’s offices.

13.20                 Specified Sections.  Notwithstanding any provision herein to the contrary, the Signing Shareholders are signatories to this Agreement solely for purposes of making the agreements set forth in the Specified Sections.

13.21                 Lease.  Before the Closing, the parties to the Headquarters Lease shall negotiate in good faith and amend the Headquarters Lease to, among other things, reflect mutually agreeable rent adjustments and renewal options.

13.22                 Projections.  In connection with the Purchaser’s investigation of the Company and its Subsidiary, and their operations, the Purchaser may have received from the Company and its Representatives certain projections and forecasts related to the Company and its Subsidiary and their operations.  The Purchaser acknowledges and agrees that: (a) there are uncertainties inherent in attempting to make such projections and forecasts; (b) the Purchaser is familiar with such uncertainties; (c) the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and forecasts so furnished to it, and any use of or reliance by the Purchaser on such projections and forecasts shall be at its sole risk; and (d) the Purchaser shall have no claim against any Person (including the Company, the Shareholder Representative and the Shareholders) with respect thereto. Accordingly, the Purchaser acknowledges and agrees that the Company and its Subsidiary, and their Representatives, do not make any representation or warranty to the Purchaser, express or implied, with respect to such projections or forecasts. Nothing in this Section 13.22 shall be construed to alter or limit the representations and warranties set forth in Article IV of this Agreement, or to alter or in any way limit the Purchaser’s rights in the event that any projections or forecasts contained or were based upon fraudulent or intentional misrepresentations by the Company, its Subsidiary or any Shareholder.

13.23                 Acknowledgement Regarding Gardere Wynne Sewell LLP.  The Shareholders acknowledge and understand that Gardere Wynne Sewell LLP has represented only the

Company in connection with the preparation of this Agreement and the Transactions and that Gardere Wynne Sewell LLP has not represented any Shareholder, member of the Company’s management or Company employee regarding this Agreement or the Transactions. Each of the Shareholders acknowledges and affirms that such Shareholder has had the opportunity to consult with legal counsel of its choosing regarding this Agreement and has not relied upon Gardere Wynne Sewell LLP to provide it with any legal advice regarding such matters, nor has Gardere Wynne Sewell LLP provided any such advice.

13.24                 Certain Transaction Matters.

(a)                                 Waiver of Conflicts.  Recognizing that Gardere Wynne Sewell LLP has acted as legal counsel to the Company, its Subsidiary, certain of the Shareholders and certain of their respective Affiliates before the date hereof, and that Gardere Wynne Sewell LLP intends to act as legal counsel to certain of the Shareholders and their respective Affiliates (which will no longer include the Company and its Subsidiary) after the Closing, each of the Purchaser and the Merger Sub hereby each waives, on its own behalf and agrees to cause its Affiliates, the Surviving Corporation and its Subsidiaries to waive, any conflicts that may arise in connection with Gardere Wynne Sewell LLP representing any Shareholders or their Affiliates after the Closing as such representation may relate to the Purchaser, the Merger Sub, the Company, the Surviving Corporation and its Subsidiaries or the Transactions.

(b)                                 Transaction Records.  All communications, records and documents relating to the negotiation, documentation and consummation of the Transactions shall be deemed to belong solely to the Shareholders and their respective Affiliates (and not the Purchaser, the Company, the Surviving Corporation or its Subsidiaries), and may be removed from the Surviving Corporation’s premises or electronic records by such Persons.  Accordingly, the Purchaser, the Surviving Corporation and its Subsidiaries shall not have access to any such communications, records or documents from and after the Effective Time, and shall not seek to access such materials even if such materials are not removed from the Surviving Corporation’s premises or electronic systems.  Notwithstanding the foregoing, nothing in this Section 13.20(b) shall be applicable to any written agreements between the Company and its customers, suppliers, contractors or other Persons (other than the Company’s accountants, attorneys and other professional service providers, and the Representatives and Affiliates of such Persons, in each case, only to the extent it relates to the Transactions).

(c)                                  Privileged Information.  Without limiting Section 13.21(b), all communications involving attorney-client confidences between the Shareholders, the Company and its Subsidiary and their Affiliates, on the one hand, and Gardere Wynne Sewell LLP, on the other hand, relating to the negotiation, documentation and consummation of the Transactions shall be deemed to be attorney-client confidences that belong solely to the Shareholders and their respective Affiliates (and not the Purchaser, the Company, the Surviving Corporation or its Subsidiaries).  Accordingly, the Purchaser, the Surviving Corporation and its Subsidiaries shall not have access to any such communications or to the files of Gardere Wynne Sewell LLP relating to such engagement from and after the Effective Time.  Without limiting the generality of the foregoing, from and after the Effective Time, (a) the Shareholders and their Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Purchaser, the Company, the

Surviving Corporation or its Subsidiaries shall be a holder thereof or have access thereto, (b) to the extent that files of Gardere Wynne Sewell LLP in respect of such engagement constitute property of the client, only the Shareholders and their Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and have access thereto and (c) Gardere Wynne Sewell LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or its Subsidiaries by reason of any attorney-client relationship between Gardere Wynne Sewell LLP and the Company or its Subsidiaries or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

DYNA TEN CORPORATION

By:	/s/ Mark Nyquist
Mark Nyquist, Chief Executive Officer

COMFORT SYSTEMS USA, INC.

By:	/s/ William George
Name:	William George
Title:	Executive Vice President

CSUSA (20), INC.

By:	/s/ Trent McKenna
Name:	Trent McKenna
Title:	Vice President

/s/ Mark Nyquist
Mark Nyquist, solely in his capacity as a Signing Shareholder (and for purposes of the Specified Sections only) and as Shareholder Representative

/s/ Scott Brady
Scott Brady, solely in his capacity as a Signing Shareholder (and for purposes of the Specified Sections only)

Exhibit A

Definitions

For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Accounts Receivable” has the meaning given to it in Section 4.08(a).

“Acquisition Proposal” has the meaning given to it in Section 6.08.

“Adjustment Date” has the meaning given to it in Section 2.04(a).

“Affiliate” means, with respect to a Person, (a) any Person that, directly or indirectly, controls, is controlled by or is under common control with, such Person in question, (b) any officer, director or shareholder of such Person in question, and (c) any Person that, directly or indirectly, controls, is controlled by or is under common control with, any officer, director or shareholder of such Person in question.  For the purposes of the definition of Affiliate, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“After-Tax Net Earnings” shall mean the net income of the Company for the relevant period (after income tax) determined (a) in a manner consistent with GAAP and, when there is more than one interpretation that complies with GAAP, the Company’s past practices, (b) by assuming a stipulated 37% combined corporate and state tax rate (subject to adjustment if statutory tax rates decrease) as follows: EBIT multiplied by 0.63, (c) by eliminating any corporate management fees or similar overhead allocations for services provided by the Purchaser or its Affiliates and any expenses, including goodwill amortization, arising out of the Merger, and (d) by adding back any Texas margin tax paid by the Company.  For clarification purposes of the above, it is the express intention of the Parties that the calculation shall fairly reflect the true economic return of the Company as an incremental part of the Purchaser.

“Agreement” has the meaning given to it in the preamble to this Agreement.

“Allocation” has the meaning given to it in Section 9.08(f).

“Balance Sheet Date” has the meaning given to it in Section 4.26(a)(ii).

“Basket Amount” has the meaning given to it in Section 10.06(c).

“Benefit Plans” has the meaning given to it in Section 4.12(a).

“Business Day” means any day excluding Saturday, Sunday or another day on which commercial banking institutions in the State of Texas are authorized or required by law to be closed.

“Business Facility” means any real property that the Company currently leases, operates, owns, or manages in any manner or which the Company or any of its organizational predecessors formerly leased, operated, owned or managed in any manner.

“Buy-Sell Agreements” means each Dyna Ten Corporation 2006 Stock Buy-Sell Agreement, as amended in 2013, among the Company and each other Person signatory thereto.

“Cap” has the meaning given to it in Section 10.06(d).

“Certificate of Merger” has the meaning given to it in Section 1.01(b).

“Change in Board Recommendation” means the Company Board (a) withdrawing or modifying the approval by the Company Board of this Agreement and the Transactions or (b) approving or recommending, or proposing to approve or recommend, or resolving to approve or recommend, any Acquisition Proposal.

“Claim Notice” has the meaning given to it in Section 10.3.

“Closing” has the meaning given to it in Section 2.01.

“Closing Cash Consideration” means (a) $37,500,000 (as it may be adjusted pursuant to Article II), minus (b) the Indemnity Escrow Amount, minus (c) the Shareholder Representative Escrow Amount, minus (d) all Transaction Expenses paid by the Purchaser pursuant to Section 2.02(c).  Subject to the last sentence of Section 2.07(a), the term “Closing Cash Consideration” shall exclude the aggregate amount that would have been paid to the Shareholders who own shares of Dissenting Stock pursuant to Section 2.02(b) if such Shareholders had not exercised their rights under Subchapter H.

“Closing Date” has the meaning given to it in Section 2.01.

“Closing Working Capital” means an amount equal to, as of the close of business on the Closing Date, the Working Capital, if any, plus an amount equal to (a) the amount expended by the Company on improvements to its property located at 13350 Trinity Boulevard, Fort Worth, Texas 76040, as set forth on Schedule A-1 and in amounts not to exceed those set forth on Schedule A-1, less (b) the amortized value of the Company’s seat licenses for Cowboys stadium.

“Code” means the Internal Revenue Code of 1986, as amended.

“commercially reasonable efforts” means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable, provided, however, that, except as otherwise set forth herein, a Person required to use commercially reasonable efforts under this Agreement will not thereby be required to take any action that would result in a material adverse change in the benefits to such Person under this Agreement or the Transactions, to make any change to its business, to incur any fees or expenses (other than normal and usual filing fees, processing fees and incidental expenses), to commence any litigation or to incur any other material burden.

“Common Stock” has the meaning given to it in Section 1.02(a).

“Company” has the meaning given to it in the preamble to this Agreement.

“Company Board” means the Board of Directors of the Company.

“Confidentiality Agreement” means that certain Confidentiality and Nondisclosure Agreement between the Company and the Purchaser, dated as of February 14, 2014.

“Contract” means any agreement, contract, obligation, promise, commitment, arrangement, understanding or undertaking (whether written or oral and whether express or implied).

“Covering Shareholders” has the meaning given to it in Section 11.07.

“Damages” includes damages, losses, liabilities (including STRICT LIABILITY), costs (including court costs) and expenses (including reasonable attorneys’, accountants’ and other professional advisers’ fees) incurred by an Indemnified Person.

“Defaulting Shareholders” has the meaning given to it in Section 11.07.

“Determination Date” has the meaning given to it in Section 2.03(e).

“DGCL” has the meaning given to it in Section 1.01(a).

“Disclosure Schedules” has the meaning given to it in the introductory paragraph to Article IV.

“Dissenting Stock” has the meaning given to it in Section 2.07(a).

“DTMS” has the meaning given to it in the introductory paragraph to Article IV.

“Due Date” has the meaning given to it in Section 10.05.

“Earn-Out Payment” has the meaning given to it in Section 2.06(a).

“Earn-Out Threshold” shall be an amount equal to $3,500,000.

“Effective Time” has the meaning given to it in Section 1.01(b).

“Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, encumbrance, lien, license, option, pledge, security interest, right of first offer or refusal, mortgage, right of way, easement, encroachments, servitude or restriction or covenant of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim(s)” means:  any Proceeding, whether threatened, sought, brought or imposed, that is related to or seeks to recover Damages under applicable Environmental Laws related to, or that seeks to impose liability under applicable Environmental Laws for:  (a) improper use or treatment of wetlands or other protected land or wildlife; (b) noise; (c) radioactive materials (including naturally occurring radioactive materials); (d) explosives;

(e) pollution, contamination, preservation, protection, decontamination, remediation or clean-up of the air, surface water, groundwater, soil or protected lands related to Materials of Environmental Concern; (f) exposure of persons or property to Materials of Environmental Concern and the effects thereof; (g) the release or threatened release (into the indoor or outdoor environment), generation, extraction, mining, beneficiating, manufacture, processing, distribution in commerce, use, transfer, transportation, treatment, storage, disposal or Remediation of Materials of Environmental Concern; (h) injury to or death of or threat to the health or safety of any person or persons caused directly or indirectly by Materials of Environmental Concern; (i) the implementation of spill prevention and/or disaster plans relating to Materials of Environmental Concern; (j) violation of or noncompliance with Environmental Laws; (k) community right-to-know and other disclosure laws; or (l) maintaining, disclosing or reporting information to Governmental Authorities or any other Person under any applicable Environmental Laws.  The term “Environmental Claim” also includes any Damages incurred for reasonable and necessary testing to determine whether Remediation is required under requirements of Environmental Law, or any monitoring or responding to efforts by a regulatory agency with jurisdiction to require Remediation under requirements of Environmental Law.

“Environmental Laws” means any and all treaties, statutes, laws, rules, regulations, ordinances, orders, consent agreements, orders on consent, or guidance documents now or hereafter in effect of any applicable international, federal, state or local executive, legislative, judicial, regulatory, or administrative agency, board, tribunal, or authority or any associated judicial or administrative decision that relate in any manner to health, the environment, pollution, the emission, discharge, release, treatment, storage, disposal, management, or response to Materials of Environmental Concern, a community’s right to know, or worker protection.

“Environmental Permit” means all permits, licenses, certificates, registrations, identification numbers, applications, consents, approvals, variances, notices of intent, and exemptions necessary for the ownership, use and/or operation of any Business Facility to comply with Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Wilmington Trust or its successor.

“Escrow Agreement” means an escrow agreement in the form of attached Exhibit B between the Purchaser, the Company and the Shareholder Representative.

“Estimated Closing Working Capital” has the meaning given to it in Section 2.03(a).

“Estimated Target Working Capital” has the meaning given to it in Section 2.03(a).

“Final Closing Working Capital” has the meaning given to it in Section 2.03(e).

“Final Target Working Capital” has the meaning given to it in Section 2.03(e).

“Final WIP Adjustment” has the meaning given to it in Section 2.04(d).

“Financial Statements” has the meaning given to in Section 4.26(a)(ii).

“GAAP” means United States generally accepted accounting principles as in effect at the time of the application of such principles and applied on a basis consistent with past practice, and, in the case of the financial statements of the Company and its Subsidiary, is subject to the provisions set forth on Exhibit C.

“Governmental Authority” means any foreign governmental authority, the United States of America, any State of the United States of America, any local or municipal authority and any political subdivision of any of the foregoing, any multi-national organization or body, any agency, department, division, commission, board, bureau, court or other authority of any of the foregoing, or any quasi-governmental or private body (including any board of arbitration or similar entity) exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature.

“Governmental Authorization” means any permit, Environmental Permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, privilege, right, registration, qualification or other similar authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority with applicable jurisdiction or pursuant to any applicable Legal Requirement.

“Gross Up Tax Amounts” has the meaning given to it in Section 9.08(b).

“Headquarters Lease” means that certain Commercial Lease Agreement, dated August 26, 2008, between 808 Real Estate Partners, LLC and the Company, as amended by that certain Amendment to Lease dated February 1, 2011.

“Indebtedness” means all obligations of the Company: (a) for borrowed money; (b) evidenced by bonds, debentures, notes or other similar instruments (including any seller notes issued in connection with any acquisition undertaken by the Company); (c) under any capitalized lease liabilities; (d) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business); (e) in respect of letters of credit and bankers’ acceptances; (f) for Contracts relating to interest rate protection, swap and collar agreements; (g) in the nature of guarantees of the obligations described in clauses (a) through (f) above of any other Person; and (h) for any accrued interest, prepayment premiums or penalties or other fees, costs or expenses related to any of the foregoing, in each case determined in accordance with GAAP.

“Indemnified Person” has the meaning given to it in Section 10.03.

“Indemnified Receivables” means the Company’s Accounts Receivable, Notes Receivable, costs in excess of billings and retainage.

“Indemnifying Person” has the meaning given to it in Section 10.03.

“Indemnity Escrow Account” has the meaning given to it in Section 2.02(d).

“Indemnity Escrow Amount” means an amount equal to $5,000,000.

“Indemnity Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Indemnity Escrow Account pursuant to the Escrow Agreement.

“Intellectual Property” means all names, trade names, fictitious business names, brand names, registered and unregistered trademarks, service marks and applications, all patents and patent applications, all copyrights in both published and unpublished works, and all inventions, processes, formulas, patterns, designs, know-how, trade secrets, software, technical information, process technology, plans, drawings, and blue prints.

“Interim Financial Statements” has the meaning given to it in Section 4.26(a)(ii).

“Knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of Mark Nyquist and Scott Brady, and (b) with respect to the Purchaser or the Merger Sub, the actual knowledge after reasonable inquiry of the officers or directors of such Party.

“Legal Requirement” means any law (including Environmental Laws), statute, code, resolution, promulgation, ordinance, decree, requirement, order, judgment, writ, injunction, treaty, proclamation, rule or regulation of, and the terms of any Governmental Authorization issued by, any Governmental Authority with applicable jurisdiction or any license, franchise, permit or similar right granted under any of the foregoing, or any other similar provision having the force or effect of law.

“Liability” means any debt, obligation, duty or liability of any nature.

“Material Adverse Effect” means an effect that is materially adverse to the business, operations, assets, liabilities, condition (financial or other) or results of operations of the Company and its Subsidiary, taken as a whole, but shall exclude any effect resulting or arising from: (a) any change in any Legal Requirement or accounting requirement or interpretations thereof; (b) any change in interest rates; (c) any change relating to financial market, economic or geopolitical conditions in general; (d) any change that is generally applicable to the industries or markets in which the Company or its Subsidiary operates; (e) any failure of the Company or its Subsidiary to meet projected or forecasted revenue or earnings (but excluding the underlying cause of such failure); (f) the entry into or announcement of this Agreement and/or the consummation of the Transactions, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, employees, partners or suppliers of the Company or its Subsidiary to the extent due to the announcement and performance of this Agreement or the identity of the Parties, or the performance of this Agreement and the Transactions, including compliance with the covenants set forth herein; (g) any action taken by the Purchaser or any of its Affiliates; (h) any omission to act or action taken with the consent of the Purchaser (including those omissions to act or actions taken which are permitted by this Agreement); or (i) any national or international political or social event or occurrence, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, except in the case of (c), (d) and (i) above to the extent any such event or occurrence impacts the Company in a manner disproportionate to the impact on other companies in the industry in which the Company operates.

“Material Contracts” means all (a) Contracts for the purchase or sale of goods and/or services in excess of $200,000, (b) Real Property Leases, (c) Contracts with a noncompetition, nonsolicitation, “most favored nations” pricing or exclusivity provision or other provision that would prevent, restrict or limit in any way the Company or the Purchaser from carrying on its business in any manner or in any geographic location, (d) Contracts granting a power of attorney, agency or similar authority to another Person, and (e) Contracts required to be set forth on Schedule 4.15.

“Materials of Environmental Concern” means:  (a) those substances included within the statutory and/or regulatory definitions or listings of “hazardous substance,” “medical waste,” “special waste,” “solid waste,” “hazardous waste,” “extremely hazardous substance,” “regulated substance,” “hazardous materials,” “toxic substances,” or “contaminant” under any applicable Environmental Law; (b) any material, waste or substance which is or contains:  (i) petroleum, oil or a fraction thereof, (ii) explosives, (iii) radioactive materials (including naturally occurring radioactive materials) or (iv) solid wastes that pose imminent and substantial endangerment to health or the environment; and (c) such other substances, materials or wastes that are classified or regulated under any applicable Environmental Law.

“Merger” has the meaning given to it in Section 1.01(a).

“Merger Consideration” means (a) the Closing Cash Consideration, plus (b) the portion of the Indemnity Escrow Amount that may be released to the Shareholders pursuant to the terms of this Agreement and the Escrow Agreement, plus (c) the initial Shareholder Representative Escrow Amount, plus or minus (d) all amounts paid pursuant to Section 2.03, Section 2.04, Section 2.05 and Section 2.06, plus (e) the Section 338 Amount, as adjusted pursuant to Section 9.08.

“Merger Sub” has the meaning given to it in the preamble to this Agreement.

“Non-compete Term” has the meaning given to it in Section 12.01.

“Non-Party Claim” has the meaning given to it in Section 10.04.

“Notes Receivable” has the meaning given to it in Section 4.08(b).

“Ordinary Course of Business” shall mean an action taken by any Person in the ordinary course of such Person’s business which is consistent with past customs and practices of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll practice with respect to management of working capital) which is taken in the ordinary course of the normal day-to-day operations of such Person.

“Party” has the meaning given to it in the preamble to this Agreement.

“Permitted Encumbrances” means:

(a)                                 liens securing liabilities which are reflected or reserved against in the Financial Statements to the extent so reflected or reserved;

(b)                                 liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures (and which are reserved against in the Financial Statements);

(c)                                  mechanics, carriers’, workmens’, repairmens’ or other like liens;

(d)                                 purchase money liens and liens securing rental payments under capital lease arrangements;

(e)                                  easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property;

(f)                                   other than with respect to owned real property, liens arising under original purchase price conditional sales contracts or equipment leases with third parties; or

(g)                                  other imperfections of title or Encumbrances, if any, that are not reasonably likely to result in a Material Adverse Effect.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

“Post-Closing Tax Period” has the meaning given to it in Section 9.05.

“Pre-Closing Tax Period” has the meaning given to it in Section 9.01.

“Pre-Paid Insurance Difference” has the meaning given to it in Section 2.05(c).

“Pro Rata Share” means as to each Shareholder, the number of shares of Common Stock owned by such Shareholder divided by the total number of outstanding shares of Common Stock, calculated as of immediately before the Effective Time and taking into account any decrease to the number of outstanding shares of Common Stock as a result of the Dissenting Stock ceasing to be outstanding pursuant to Section 2.07.

“Proposed Statement” has the meaning given to it in Section 2.03(b).

“Proceeding” has the meaning given to it in Section 4.10.

“Proceeding Notice” has the meaning given to it in Section 10.04.

“Proposed WIP Statement” has the meaning given to it in Section 2.04(b).

“Purchaser” has the meaning given to it in the preamble to this Agreement.

“Purchaser’s 338 Calculation” has the meaning given to it in Section 9.08(c).

“Purchaser Indemnified Persons” has the meaning given to it in Section 10.01.

“Purchaser Persons” has the meaning given to it in Section 12.02(b).

“Purchaser’s Statement” has the meaning given to it in Section 2.03(c).

“Purchaser’s WIP Statement” has the meaning given to it in Section 2.04(b).

“Real Property” has the meaning given to it in Section 4.20(b).

“Real Property Leases” has the meaning given to it in Section 4.20(a).

“Remediation” means (a) any removal or remedial action necessary to comply with and ensure compliance with requirements of Environmental Laws and (b) the taking of all reasonably necessary precautions required under applicable Environmental Laws to protect against and/or respond to, remove or remediate or monitor the release or threatened release of Materials of Environmental Concern at, on, in, about, under, within or near the air, soil, surface water, groundwater or soil vapor at any Business Facility.

“Representative” means, with respect to a particular Person, any director, manager, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Reserve Difference” has the meaning given to it in Section 2.05(a).

“Resolving Accountant” means a jointly selected certified public accounting firm, of local or regional recognition, having no past or current business relationship with any Party (a “Qualified Firm”); provided, that if, within such 20-day period the Parties are unable to agree on a Resolving Accountant, the Parties shall request the American Arbitration Association to designate a Qualified Firm with offices in Dallas, Texas as the Resolving Accountant within ten days following the expiration of such 20-day period.

“Section 338 Amount” has the meaning given to it in Section 9.08(b).

“Section 338 Expenses” has the meaning given to it in Section 9.08(b).

“Section 338 Tax Amount” has the meaning given to it in Section 9.08(b).

“Section 338(h)(10) Election” has the meaning given to it in Section 9.08(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder” has the meaning given to it in Section 1.02(b).

“Shareholder Amount” has the meaning given to it in Section 11.07.

“Shareholder Approval” means the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock at a duly called meeting of the Shareholders (present in person or represented by proxy at such meeting), or by unanimous written consent in lieu of a meeting, in favor of the Company’s entry into this Agreement and the consummation of the Transactions.

“Shareholder Default Amount” has the meaning given to it in Section 11.07.

“Shareholder Indemnified Persons” has the meaning given to it in Section 10.02.

“Shareholder Representative” has the meaning given to it in the preamble to this Agreement.

“Shareholder Representative Escrow Account” has the meaning given to it in Section 2.02(d).

“Shareholder Representative Escrow Amount” means $500,000 deposited at Closing plus additional amounts that may be added thereto pursuant to Section 11.01.

“Shareholder Representative Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Shareholder Representative Escrow Account pursuant to the Escrow Agreement.

“Shareholder Representative’s 338 Calculation” has the meaning given to it in Section 9.08(c).

“Signing Shareholder” has the meaning given to it in the preamble to this Agreement.

“Specified Sections” means the following:  Section 6.04, Section 6.07, Section 6.08, and Article XII (but, with respect to each Signing Shareholder, only to the extent of such Signing Shareholder’s individual obligations under Article XII).

“Specified Materials” has the meaning given to it in Section 4.19(d).

“Specified Shareholders” has the meaning given to it in Section 12.01(a).

“Straddle Period” has the meaning given to it in Section 9.02.

“Subchapter H” has the meaning given to it in Section 2.07(a).

“Subsidiary” means, when used with reference to a particular Person, any corporation, at least twenty percent (20%) of the outstanding voting securities of which is owned or controlled directly or indirectly by such Person, or if less than twenty percent (20%) of such voting securities are so owned or controlled, any corporation in regard to which such Person possesses, directly or indirectly, the power to direct or cause the direction of management and policies of such corporation.  Any partnership, joint venture or other enterprise shall be a Subsidiary of a particular Person if that Person has, directly or indirectly, a twenty percent (20%) or greater equity interest or in regard to which such Person possesses, directly or indirectly, the power to direct or cause the direction of management and policies of such entity.

“Surviving Corporation” has the meaning given to it in Section 1.01(a).

“Target Working Capital” means an amount equal to (a) 7.1% of the Company’s aggregate revenues for the 12-month period ending as of the close of business on the Closing Date reduced by (b) $550,000.

“Tax” or “Taxes” means (a) any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, inventory tax, occupancy tax, withholding tax, payroll tax, gift tax, estate tax or inheritance tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), or deficiency, and any related amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority with respect to its taxing authority or (b) any Liability for the payment of any amounts of the type described in sub-item (a) of this definition payable pursuant to any tax-sharing agreement or pursuant to any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, impost, imposition, toll, duty, or deficiency or otherwise as a result of being liable for another Person’s taxes as a transferee or successor, by Contract or otherwise.

“Tax Accruals Difference” has the meaning given to it in Section 2.05(d).

“Tax Contest” has the meaning given to it in Section 9.05.

“Tax Liability” has the meaning given to it in Section 4.06(o).

“Tax Return” means any return (including any information return), report, statement, declaration, schedule, notice, notification, form, certificate, claim of refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including any Schedule or attachment thereto, and including any amendment thereof.

“TBOC” has the meaning given to it in Section 1.01(a).

“Total Allocable Price” has the meaning given to it in Section 9.08(f).

“Transaction Expenses” means all fees, costs and expenses incurred by the Company or its Subsidiary incident to the negotiation, preparation and execution of this Agreement and all related agreements and documentation, to the extent not paid by the Company or its Subsidiary before the Effective Time, including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and any bonuses, accelerated payments, severance payable in connection with the Transactions or other similar payments to or in respect of any employee or other Person in connection with the Transactions, including, the Company’s portion of applicable payroll taxes relating thereto, resulting from the Transactions.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Updated Schedules” has the meaning given to it in Section 6.05.

“WIP Adjustment” has the meaning given to it in Section 2.04(a).

“WIP Adjustment Determination Date” has the meaning given to it in Section 2.04(d).

“WIP Analysis” has the meaning given to it in Section 2.04(a).

“WIP Projects” has the meaning given to it in Section 2.04(a).

“WIP Schedule” has the meaning given to it in Section 4.29.

“Working Capital” means the Company’s current assets minus current liabilities.

“Year-end Financial Statements” has the meaning given to it in Section 4.26(a)(i).